HellerEhrman

23 August 2005



Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Chairman, Hong Kong Practice
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

22105\0001\44SEC.doc

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED OCT 03 2005 WASH, D.C. 192

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding a discloseable transaction for investment in Nantong Port Group Limited, dated August 22, 2005;

(2) The Company's announcement regarding a discloseable transaction for investment in Nantong Port Group Limited, dated August 12, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on August 15, 2005;

(3) The Company's announcement regarding notice of annual general meeting, dated July 29, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times, both on July 29, 2005;

(4) The Company's announcement in compliance with rule 13.09 of the listing rules possible investment in Nantong Port Group Ltd., dated July 26, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times, both on July 27, 2005;

(5) The Company's announcement regarding reform of the board and re-designation of director, dated July 25, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on July 26, 2005;

(6) The Company's announcement of results for the year ended March 31, 2005, dated July 22, 2005, published (in English language) in South China Morning Post and (the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on July 25, 2005;

(7) The Company's annual report 2005, dated July 22, 2005; and

(8) The Company's announcement regarding declaration of special cash dividend and closure of register of members, dated June 17, 2005, published (in English language) in South China Morning Post and (the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on June 20, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Paul Y - ITC

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Paul Y. - ITC Construction Holdings Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)


SEC MAIL
RECEIVED
PROCESSING
OCT 03 2005
WASH. D.C.
192
SECTION

DISCLOSEABLE TRANSACTION
INVESTMENT IN NANTONG PORT GROUP LIMITED

Financial adviser


SOMERLEY LIMITED

22 August 2005

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD

Introduction 3

The Agreement 3

Reasons for the Investment 7

Financial effect of the Investment 8

Information on the Company 8

General 8

Additional information 8

APPENDIX – General information 9

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the conditional agreement dated 12 August 2005 entered into among the Subscriber, the Existing NTPG Shareholders and Nantong Port Group relating to the Investment
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Paul Y. Corporation" or "Subscriber"	Paul Y. Corporation Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"Completion"	completion of the Agreement with performance by the Subscriber, the Existing NTPG Shareholders and Nantong Port Group of their respective obligations in accordance with the provisions of the Agreement
"connected persons"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	the director(s) of the Company
"Existing NTPG Shareholders"	the existing shareholders of NTPG immediately before the Completion, comprising Nantong State-owned Assets Commission and SDIC Transport
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Group"	the Company and its subsidiaries
"Investment"	the proposed investment in Nantong Port Group by injection of the New Capital pursuant to the terms and conditions of the Agreement
"Latest Practicable Date"	18 August 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Nantong State-owned Assets Commission"	State-owned Assets Supervision And Administration Commission of Nantong Municipal Government
"New Capital"	approximately RMB435 million (equivalent to approximately HK$417 million), being the amount to be injected by the Subscriber into Nantong Port Group pursuant to the Agreement
"Nantong Port Group"	Nantong Port Group Limited
"NTPG Project"	the assets reorganisation of Nantong Port Group
"PRC" or "China"	the People's Republic of China, which for the purpose of this circular shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

"SDIC Transport"	國投交通公司(SDIC Transportation Co.), a company incorporated in the PRC and wholly-owned by 國家開發投資公司(State Development & Investment Corp.)
"SFO"	Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Shareholders"	holder(s) of the ordinary share(s) of HK$0.10 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"TEU"	twenty-foot equivalent unit
"%"	per cent.

In this circular, the exchange rate of HK$1.00 to RMB1.043 has been used for reference only.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Independent Non-Executive Directors:
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Executive Directors:
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Fut Yan
Chau Mei Wah, Rosanna
Cheung Hon Kit

Non-Executive Directors:
Chan Kwok Keung, Charles
Cheung Ting Kau, Vincent

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

22 August 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
INVESTMENT IN NANTONG PORT GROUP LIMITED

INTRODUCTION

On 12 August 2005, the Board announced the entering into of the Agreement which constitutes a discloseable transaction for the Company under the Listing Rules.

Reference is made to the announcement made by the Company on 26 July 2005 in relation to a possible investment in Nantong Port Group. As mentioned in that announcement, the Existing NTPG Shareholders were inviting potential investors to participate in the public tender involving the assets reorganisation of Nantong Port Group. The Company submitted an investment proposal and reorganisation scheme on 19 July 2005. On 21 July 2005, the Company received notification from Nantong Equity Transaction Agency Ltd. that the Company had been confirmed as the preferred bidder for the NTPG Project. The Company commenced negotiations with the Existing NTPG Shareholders shortly with a view to entering into formal agreements in relation to the NTPG Project. On 12 August 2005, the Group entered into the Agreement to invest in Nantong Port Group by way of injection of approximately RMB435 million (equivalent to approximately HK$417 million) in cash into Nantong Port Group, which will represent a 45% interest in the registered capital of Nantong Port Group as enlarged by the Investment. A sum of RMB43 million has already been deposited by the Group as performance security when submitting the tender.

The purpose of this circular is to provide you with further information on the Agreement and the transactions contemplated thereunder and other information as required under the Listing Rules.

THE AGREEMENT

Date: 12 August 2005

Parties:

The Subscriber:	Paul Y. Corporation
Existing NTPG Shareholders:	Nantong State-owned Assets Commission and SDIC Transport
Subject company:	Nantong Port Group

To the best of knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the Latest Practicable date, the Existing NTPG Shareholders, their respective ultimate beneficial owners and their respective associates are third parties independent of the Company and its connected persons.

Amount of investment

RMB434,702,000 (equivalent to approximately HK$417 million) in cash will be invested by the Subscriber into Nantong Port Group in return for a 45% interest in its registered capital. The amount of investment was arrived at having regard to (1) the minimum tender price stipulated in the public tender of the NTPG Project; (2) the registered capital and net assets of RMB531,302,400 of Nantong Port Group immediately after the assets restructuring but prior to the injection of the New Capital; and (3) the future potential of Nantong Port Group. The Directors consider this amount to be fair and reasonable. The Group has already deposited a sum of RMB43 million as performance security when submitting the tender.

Nantong Port Group

Nantong Port Group is a state-owned enterprise incorporated in the PRC. It is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in the Nantong Port, which is located in Nantong, Jiangsu Province, China. Nantong Port is a major port on the northern bank and close to the mouth of the Yangtze River. It is a category one national port open to foreign trade and a hub port of the country. Nantong Port has easy access to its hinterland, whether by road or by waterway and is an ideal hub port for cargo trans-shipment. After years of development, it has become an important bulk cargo distribution centre on the down-stream section of the Yangtze River.

Nantong Port Group is the core port enterprise at Nantong Port, accounting for nearly 50% of the latter's total throughput. It occupies 3,300 metres of shoreline along the Yangtze River and 1.4 million square metres of land and owns 23 berths in total, of which 5 berths are for vessels of over 50,000 tonnage and 10 berths are for vessels of over 10,000 tonnage. There are also two 100,000 tonne and one 50,000 tonne new iron ore and general berths under construction which shall be put into use in the second quarter of 2006. As a result of such expansion, throughput capacity will be increased by about 54%. In 2004, Nantong Port Group achieved a cargo throughput of 33.33 million tonnes, accounting for 46% of the total throughput of Nantong Port. The main cargoes handled by Nantong Port Group are iron ore, minerals, cement, steel, coal, fertilizers, grains and edible oils. In addition, container throughput achieved by Nantong Port Group was 251,000 TEU, accounting for 87% of the total container throughput of Nantong Port.

Nantong Port Group has over 10 subsidiaries and owns equity interests in various companies, most of which are engaged in the provision of port-related services.

Shareholding in Nantong Port Group

Nantong Port Group currently has two shareholders, namely Nantong State-owned Assets Commission (as to 77.6%) and SDIC Transport (as to 22.4%). The parties required a new strategic investor to participate in Nantong Port Group through the injection of cash as equity capital to implement the expansion plans of Nantong Port Group to meet the continuing increase in demand for port and logistics services in the area. The funds raised from the Subscriber are expected to be used for the purposes of expansion of existing facilities, increasing working capital and rationalisation of Nantong Port Group's capital structure.

Set out below is the ownership structure of Nantong Port Group immediately after the assets reorganisation but before the Completion:


The Company
100%
Paul Y. Corporation
Nantong State-owned Assets Commission
SDIC Transport
77.60%
22.40%
Nantong Port Group

Set out below is the ownership structure of Nantong Port Group immediately after the Completion:


The Company
100%
Paul Y. Corporation
Nantong State-owned Assets Commission
SDIC Transport
45.00%
42.68%
12.32%
Nantong Port Group

Assets restructuring of Nantong Port Group

Pursuant to the NTPG Project, Nantong Port Group will be re-registered as a Sino-foreign joint venture. The Group will inject cash as New Capital while Nantong Port Group will implement a restructuring of its assets to improve the allocation of its resources and its operating efficiency.

The assets restructuring of Nantong Port Group will involve:

1. removal of certain existing assets, including fixed assets and their associated liabilities (which include non-performing assets and those not relating to Nantong Port Group's port operations, for example, the hospital currently operated by Nantong Port Group);

2. re-registration of its real properties under Nantong Port Group as a Sino-foreign joint venture, with the costs associated being borne by the Existing NTPG Shareholders;

3. re-registration of relevant assets and properties under Nantong Port Group as a Sino-foreign joint venture, including its current assets, construction in progress, long term investments, shoreline usage rights and equipment;

4. rationalisation and rectification of the staff fund raising scheme, overdue taxation liabilities and levies and staff housing subsidies;

5. re-registration of the bank borrowings and financial facilities of Nantong Port Group as a Sino-foreign joint venture;

6. re-designation of bank borrowings from short term loans to medium or long term loans; and

7. re-registration of the employee benefits scheme and retirement scheme.

Financial information on Nantong Port Group

The following is a summary of the audited consolidated financial statements of Nantong Port Group (prior to the assets restructuring mentioned above) for each of the three years ended 31 December 2004 and the unaudited consolidated financial statements for the six months ended 30 June 2005, prepared in accordance with generally accepted accounting principles in the PRC:

	Six months ended 30 June 2005	Year ended 31 December 2004	2003	2002
	(RMB million) (unaudited)	*(RMB million)* (audited)	*(RMB million)* (audited)	*(RMB million)* (audited)
Turnover	266.4	459.1	326.1	269.0
EBITDA *(Note)*	58.0	78.3	51.3	43.9
Net profit/(loss) before taxation	15.6	11.1	(31.1)	0.6
Net profit/(loss) after taxation	10.5	11.1	(31.1)	0.6

Note: EBITDA is calculated as earnings before interest, taxes, depreciation and amortisation, and for the purpose of presenting more meaningful and appropriate information, the figures have been adjusted for material non-recurring gains and/or losses.

	As at 30 June 2005	As at 31 December 2004	2003	2002
	(RMB million) (unaudited)	*(RMB million)* (audited)	*(RMB million)* (audited)	*(RMB million)* (audited)
Total assets	1,668.9	1,502.7	1,309.8	1,161.0
Total liabilities	938.2	875.0	808.3	628.3
Shareholders' equity	730.7	627.7	501.5	532.7

Payment

The New Capital shall be payable in the following manner:

1. 60% within 1 month from the date of issue of the new business licence of Nantong Port Group; and

2. the remaining 40% within 2 months from the date of obtaining the new business licence of Nantong Port Group.

Payment of the New Capital will be financed by the internal resources of the Group. The Directors expect that the new business licence of Nantong Port Group will be issued by around November 2005.

Guarantees

Pursuant to the Agreement, the Company will guarantee all the obligations of the Subscriber arising from the entering into of the Agreement.

The Existing NTPG Shareholders guaranteed in favour of the Subscriber that prior to the injection of the New Capital by the Subscriber, Nantong Port Group will have net assets of not less than RMB531,302,400.

In the event that any taxation liability arises from appreciation of value of assets of Nantong Port Group following adjustments to the financial statements prepared for the purpose of the NTPG Project, the Existing NTPG Shareholders shall bear such liabilities.

Completion

The Agreement is conditional. After signing of the Agreement, the parties shall further enter into a subscription agreement to govern the injection of the New Capital. Execution of the subscription agreement is subject to, inter alia, fulfilment or waiver by the Subscriber of the following conditions precedent contained in the Agreement:

1. completion of the registration of Nantong Port Group and the relevant documentation, including the certificate on capital increase;

2. completion of the assets reorganisation of Nantong Port Group;

3. satisfactory completion of due diligence on the construction works in progress and expansion plans of Nantong Port Group;

4. each party being satisfied with the valuation of the injection of capital and assets into Nantong Port Group;

5. the legal title of certain portions of land and properties being rectified and duly registered;

6. documentation or consent being obtained from relevant financial institutions to convert the short term loans into medium to long term loans;

7. satisfactory completion of financial and legal due diligence on Nantong Port Group;

8. necessary approvals, consents and authorisations being obtained from necessary authorities; and

9. the parties being satisfied with the articles of association and a joint venture agreement to be entered into.

Upon approval and execution of the joint venture agreement and the articles of association of Nantong Port Group, the parties shall facilitate completion of necessary approvals and registration within 3 months.

The Directors expect that the parties will enter into the subscription agreement in around September 2005.

Termination

The Agreement may be terminated in the event of any of the following:

1. agreement by all parties to terminate the Agreement;

2. formation of Nantong Port Group as a Sino-foreign joint venture company not being approved by the relevant regulatory authorities;

3. as a result of a change of law or national policy, it is no longer possible or meaningful to complete the Agreement; or

4. force majeure.

Upon the occurrence of events of force majeure prior to Completion, a party can serve notice to the other parties within 15 days of such event, whereupon the parties shall agree whether to terminate the Agreement or defer completion or modify the Agreement, depending on the effect of the event.

Board representation

The board of directors of Nantong Port Group shall comprise 7 members, with Paul Y. Corporation being entitled to appoint 3 members, Nantong State-owned Assets Commission to appoint 3 members and SDIC Transport to appoint 1 member.

REASONS FOR THE INVESTMENT

The Group has traditionally focused on construction, contracting services, property development and investment. Over the past few years, the Group achieved a complete re-positioning of its core business and has decided to lever off its experience of managing large construction and infrastructure projects in China, Hong Kong and internationally to develop and operate both sea and river port facilities. The Paul Y. Infrastructure Division was created in 2004 with a view to deploying the Group's resources into the infrastructure sector in China. In April 2004, the Company announced the acquisition of a 54.06% interest in Yangkou Port in Nantong, Jiangsu Province, China.

The Investment reinforces the Group's commitment to the rapidly developing ports and infrastructure sector in China. The Directors consider that with the sustained high growth of China's economy it is vital that larger deep water and river port facilities are developed, and that there is a substantial increase in the

logistics facilities available for the handling and storage of cargoes which are critical for the continuing development of the economy and its import and export activities.

Both Nantong Port and Yangkou Port are located in Nantong, Jiangsu Province, China. Nantong Port is the first major bulk cargo port on the Yangtze River, while Yangkou Port is a bulk cargo port in the Yellow Sea region currently under development. The proximity in location and the complementary nature in services of these two ports not only will allow the Group to build up an effective logistics network but also will offer a comprehensive spectrum of services to the Group's clients. The synergy generated from the integrated operations of both ports will strengthen the Group's competitiveness in the market.

Furthermore, upon the completion of the construction and the commencement of operations in Yangkou Port, the Group can leverage its management expertise gained from participation in Nantong Port Group and optimise the resources allocation and the operations of both ports. The Group can also achieve greater economies of scale and higher efficiency by way of consolidating management and administrative functions and rationalisation of operating costs.

FINANCIAL EFFECT OF THE INVESTMENT

Initially, the financial effect of the Investment will be neutral on the net assets of the Group. The Directors believe that the Investment will contribute to the earnings base of the Group positively. Upon Completion, the Investment will be accounted for as an investment in an associated company of the Company, the results of which will be equity accounted for in the Group's financial statements.

INFORMATION ON THE COMPANY

The principal activities of the Group include the development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, building construction, civil engineering, specialist works and manufacturing and trading of construction materials.

GENERAL

The Investment constitutes a discloseable transaction for the Company under the Listing Rules as the applicable percentage ratios represent 5% or more but less than 25% for the Company.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully
For and on behalf of the Board
Paul Y. - ITC Construction Holdings Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by the Company pursuant to section 352 of the SFO were as follows:

(A) The Company

(1) Interest in shares

Name of Director/ chief executive	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.94%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.87%
Cheung Hon Kit	Beneficial owner	Long position	400	0.00%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 678,791,961 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.55% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

(2) Options to subscribe for shares

Name of Director/ chief executive	Date of grant	Exercisable period	Exercise price per share HK$	Number of underlying shares comprised in the options	Approximate percentage of the existing issued share capital of the Company
Chow Ming Kuen, Joseph	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Lau Ko Yuen, Tom	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.478%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.478%
Chan Fut Yan	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.478%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.478%
Chau Mei Wah, Rosanna	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.478%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.478%
Cheung Ting Kau, Vincent	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Kwok Shiu Keung, Ernest	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.048%

(B) Associated corporations

(1) Paul Y. Engineering Group Limited ("Paul Y. Engineering")

Name of Director/ chief executive	Capacity	Long position/ short position	Number of shares of Paul Y. Engineering held	Number of underlying shares (in respect of the unlisted equity derivatives) of Paul Y. Engineering held	Approximate percentage of the existing issued share capital of Paul Y. Engineering
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	375,826,317	–	65.17%
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	–	100,000,000	17.34%

Note: The shares of Paul Y. Engineering were held by Paul Y. Investments Limited, an indirect wholly-owned subsidiary of the Company. The Company also directly held an interest in 100,000,000 underlying shares of Paul Y. Engineering by virtue of a loan facility pursuant to which convertible note(s) will be issued by Paul Y. Engineering, upon draw down of the facility, in the principal amount of the facility drawn. Such convertible notes are convertible into shares of Paul Y. Engineering at an initial conversion price of HK$1.00 per share, up to a maximum aggregate principal amount of HK$100,000,000. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares and underlying shares of Paul Y. Engineering.

(2) China Strategic Holdings Limited ("China Strategic")

Name of Director/ chief executive	Capacity	Long position/ short position	Number of shares of China Strategic held	Approximate percentage of the existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: The shares of China Strategic were held by Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares of China Strategic.

The Company entered into a conditional share sale agreement on 10 March 2005 for the disposal of 135,000,000 shares of China Strategic. The disposal has not yet been completed as at the Latest Practicable Date.

Paul Y. Engineering and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the SFO and so far as was known to the Directors and the chief executive of the Company, the following are details of the persons (other than a Director or chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the Group:

(A) The Company

(1) Substantial Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.94%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.87%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	690,632,857	50.81%
Chinaview	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.94%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.94%
ITC	Interest of controlled corporation/interest of concert party *(Note)*	Long position	678,791,961	49.94%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.94%
Hollyfield	Beneficial owner *(Note)*	Long position	678,791,961	49.94%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment (which was in turn a wholly-owned subsidiary of ITC), owned 678,791,961 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.55% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Dr. Chan Kwok Keung, Charles, Chinaview, Galaxyway, ITC and ITC Investment were therefore all deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield and 11,840,896 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

APPENDIX GENERAL INFORMATION

(2) Other Shareholders

Name of Shareholder	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the existing issued share capital of the Company
Aeneas Capital Management LP	Investment manager	Long position	119,355,009	8.78%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Long position	51,121,200	3.76%
Deutsche Bank Aktiengesellschaft	Security interest	Long position	99,951,189	7.35%
Toggenburger Christian Emil	Beneficial owner	Long position	82,027,653	6.03%
OZ Management, L.L.C.	Investment manager	Long position	68,513,400	5.04%

(B) Other members of the Group

Name of subsidiary	Name of shareholder	Approximate percentage of the existing issued share capital
Associate Marbel Maintenance And Service Company Limited	Lam Shing Wing	40.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Hamker Concrete Products Limited	Lau Kwok Cheung	15.0%
Jiangsu YangKou Port Development and Investment Co., Ltd.	如東縣東泰社會投資有限責任公司	40.0%
Jiangsu Yangtong Investment and Development Co., Ltd.	如東縣東泰社會投資有限責任公司	40.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

SERVICE CONTRACTS

None of the Directors has entered into any service contracts with any member of the Group which is not terminable by the Group within one year without any payment of compensation, other than statutory compensation.

APPENDIX GENERAL INFORMATION

劉高原先生、陳佛恩先生、周美華女士、張漢傑先生及陳國強博士被視為於上述競爭業務擁有權益。擁有與上述業務構成潛在競爭之業務之權益之本公司附屬公司董事於董事會會議上共同作出決定。倘出現利益衝突，劉高原先生、陳佛恩先生、周美華女士、張漢傑先生及陳國強博士將放棄參與為本集團作出有關決定。每名董事亦了解到對每間公司之職責及責任，彼等作為某間公司之董事，彼等必須考慮到該公司之利益。因此，本集團能獨立於競爭業務並按公平原則進行其業務，並擬獨立於競爭業務並按公平原則進行其業務。

除上文所披露者外，如不計本集團業務，各董事或彼等各自之聯繫人士於與本集團業務直接或間接構成競爭或可能構成競爭之任何業務中，概無擁有任何權益。

一般資料

1. 本公司之合資格會計師為黃耀雄先生CPA, FCCA。

2. 本公司之公司秘書為黃麗堅小姐LL.B., LL.M., MCF，彼在香港、英格蘭及威爾斯為合資格執業之律師。

3. 本公司之註冊辦事處位於 Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之香港主要營業地點位於香港九龍觀塘鴻圖道51號保華企業中心29樓。

4. 本公司之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而本公司之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

5. 本通函之中英版文本如有歧義，就解釋而言，概以英文版本為準。

訴訟

本集團各成員公司於最後實際可行日期概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

董事於構成競爭業務之權益

於最後實際可行日期，董事於構成競爭業務中擁有須根據上市規則第8.10條予以披露之權益如下：

董事姓名	公司名稱	競爭業務之性質	權益性質
劉高原	Downer EDI Limited (「Downer」)	香港之建築業務	為Downer 之非執行副主席
陳佛恩	祥泰行集團有限公司 (「祥泰行」) 及其附屬公司	香港及中國之地產業務	為祥泰行之董事總經理
周美華	中策及其附屬公司	中國之地產業務	為中策之執行董事
張漢傑	祥泰行及其附屬公司	香港及中國之地產業務	為祥泰行之主席
	錦興集團有限公司 (「錦興」) 及其附屬公司	中國之地產業務	為錦興之非執行董事
	永安旅遊 (控股) 有限公司 (「永安」) 及其附屬公司	香港之地產業務	為永安之董事總經理
	中策之附屬公司 (「中策附屬」)	中國之地產業務	為中策附屬之董事及股東
	朗隆有限公司 (「朗隆」)	香港之地產業務	為朗隆之董事及股東
	亞城集團有限公司 (「亞城」)	香港之地產業務	為亞城之董事及股東
	中之傑發展有限公司 (「中之傑」)	香港之地產業務	為中之傑之董事及股東
	互勵發展有限公司 (「互勵」)	香港之地產業務	為互勵之董事及股東
	Orient Centre Limited (「Orient Centre」)	香港之地產業務	為Orient Centre之股東
	時業有限公司 (「時業」)	香港之地產業務	為時業之董事及股東
	Universal Engineering & Construction Ltd. (「UECL」)	建築	持有UECL之間接股權
陳國強	中策及其附屬公司	中國之地產業務	為中策之主席、行政總裁及主要股東
	錦興及其附屬公司	中國之地產業務	為錦興之主席、行政總裁及主要股東

(2) 其他股東

股東姓名／名稱	身份	好倉／淡倉	持有本公司股份數目	佔本公司現有已發行股本概約百分比
Aeneas Capital Management LP	投資經理	好倉	119,355,009	8.78%
德意志銀行	實益擁有人	好倉	51,121,200	3.76%
德意志銀行	保證權益	好倉	99,951,189	7.35%
Toggenburger Christian Emil	實益擁有人	好倉	82,027,653	6.03%
OZ Management, L.L.C.	投資經理	好倉	68,513,400	5.04%

(B) 本集團其他成員公司

附屬公司名稱	股東姓名／名稱	佔現有已發行股本概約百分比
聯合雲石保養及維修工程有限公司	林盛榮	40.0%
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
恒加混凝土製品有限公司	劉國祥	15.0%
江蘇洋口港投資開發有限公司	如東縣東泰社會投資有限責任公司	40.0%
江蘇洋通開發投資有限公司	如東縣東泰社會投資有限責任公司	40.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

除上文所披露者外，董事及主要行政人員並不知悉任何人士於最後實際可行日期，於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部份之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下可於本集團任何其他成員公司之股東大會上投票之權利)或持有該等股份之任何購股權。

服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立本集團任何不可於一年內免付補償(法定補償除外)而終止之服務合約。

股東之權益及淡倉

於最後實際可行日期，根據本公司按照證券及期貨條例第336條存置之權益登記冊所載且就董事或本公司最高行政人員所知，根據證券及期貨條例第VX部第2及第3分部之條文須向本公司披露所擁有之本公司股份及相關股份的權益或淡倉，或直接或間接擁有可於任何情況下在本集團任何其他成員公司之股東大會上具有投票權之任何類別股本(包括就該股本而設之任何購股權)面值10%或以上權益之人士(不包括董事或最高行政人員)之詳細資料如下：

(A) 本公司

(1) 主要股東

股東姓名／名稱	身份	好倉／淡倉	持有本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	678,791,961	49.94%
陳國強	實益擁有人	好倉	11,840,896	0.87%
伍婉蘭	配偶權益(附註)	好倉	690,632,857	50.81%
Chinaview	受控制法團權益(附註)	好倉	678,791,961	49.94%
Galaxyway	受控制法團權益(附註)	好倉	678,791,961	49.94%
德祥企業	受控制法團權益(附註)	好倉	678,791,961	49.94%
ITC Investment	受控制法團權益(附註)	好倉	678,791,961	49.94%
Hollyfield	受控制法團權益(附註)	好倉	678,791,961	49.94%

附註： ITC Investment之全資附屬公司Hollyfield擁有本公司678,791,961股股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本33.55%。陳國強博士擁有Chinaview全部已發行股本。故此陳國強博士，Chinaview、Galaxyway、德祥企業及ITC Investment均被視作於上述Hollyfield在本公司所持有之678,791,961股股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield在本公司所持有之678,791,961股股份及陳國強博士在本公司直接持有之11,840,896股股份中擁有權益。

(2) 中策集團有限公司(「中策」)

董事／主要行政人員姓名	身份	好倉／淡倉	持有中策股份數目	佔中策現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	258,819,795	29.36%

附註： 該等中策股份由本公司之一家間接全資附屬公司Calisan Developments Limited持有。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約33.58%權益，故陳國強博士被視作擁有該等中策股份之權益。

本公司於二零零五年三月十日訂立一項有條件股份銷售協議，以出售中策之135,000,000股股份。於最後實際可行日期，此項出售尚未完成。

根據證券及期貨條例第十五部之定義，保華建業及中策均為本公司之相聯法團。

除上文所披露者外，於最後實際可行日期，董事或主要行政人員概無根據證券及期貨條例第十五部第7及第8部份於本公司或任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有(或根據證券及期貨條例之有關規定被認為或視作擁有)任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之任何權益或淡倉，或任何根據上市規則所規定之上市發行人董事進行證券交易之標準守則而必須向本公司及聯交所申報之任何權益或淡倉。

(2) 認購股份之購股權

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔本公司現有已發行股本概約百分比
周明權	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%
劉高原	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.478%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.478%
陳佛恩	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.478%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.478%
周美華	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.478%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.478%
張定球	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%
郭少強	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.048%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.048%

(B) 相聯法團

(1) 保華建業集團有限公司(「保華建業」)

董事／主要行政人員姓名	身份	好倉／淡倉	持有保華建業股份數目	持有保華建業相關股份數目(有關非上市股本衍生工具)	佔保華建業現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	375,826,317	–	65.17%
陳國強	受控制法團權益(附註)	好倉	–	100,000,000	17.34%

附註： 該等保華建業股份由本公司之一家間接全資附屬公司Paul Y. Investments Limited持有。本公司因一項貸款融資之關係，亦間接持有保華建業之100,000,000股相關股份。根據上述之貸款融資，保華建業在提用該筆貸款後將會發行本金總額最高100,000,000港元之可換股票據，其持有人據此可按初步換股價每股股份1.00港元兑換為保華建業之股份。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約33.55%權益，故陳國強博士被視作擁有該等保華建業股份及相關股份之權益。

責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。董事願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

董事及主要行政人員之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部份及標準守則必須向本公司及聯交所申報及必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉（包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉）如下：

(A) 本公司

(1) 股份權益

董事／主要行政人員姓名	身份	好倉／淡倉	持有本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	678,791,961	49.94%
陳國強	實益擁有人	好倉	11,840,896	0.87%
張漢傑	實益擁有人	好倉	400	0.00%

附註：陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視為擁有本公司678,791,961股股份。Chinaview之全資附屬公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業集團有限公司（「德祥企業」）已發行普通股股本約33.55%，而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited（「Hollyfield」）則擁有該等股份。

不斷高速發展，對於中國經濟及其出入口業務能夠持續發展，關鍵在於大型深水河港口設備得以開發，以及可供貨物處理及堆存之物流設備能大量擴增。

南通港及洋口港均位於中國江蘇省南通市，南通港乃長江第一個主要大噸位貨物港口，而洋口港則是黃海地區目前在開發中之一個大噸位貨物港口。此兩個港口位置貼近與彼此相輔相承之服務性質，不但將使本集團得以建立一個有效物流網絡，更將為本集團客戶提供全面綜合性服務。兩港整合運作所發揮出來之優勢，將可強化本集團在市場之競爭力。

再者，在洋口港建設一經完成而其運作得以開展，本集團在參與南通港口集團所獲得之管理專門知識便能大派用場，並能實現兩港資源配置及經營效益之最大化。本集團亦能以合併管理與行政功能及優化營運成本，爭取更大經濟效益及更高效率。

投資項目之財務影響

起初，投資項目將對本集團淨資產之財務影響乃屬中性。董事相信投資項目將可正面地為本集團帶來盈利基礎，投資項目在完成後將以一項本公司投資於一家聯營公司作報帳，而其業績將以權益會計方式入帳於本集團財務報表。

本公司資料

本集團主要業務包括港口及其他基建項目之開發及投資、物業投資、庫務投資，以及(透過其附屬公司保華建業集團有限公司)樓宇建築工程、土木工程、專項工程及建築材料之製造及買賣。

一般資料

由於本公司之適用百分比率達至5%或以上但低於25%，所以根據上市規則投資項目構成本公司一項須予披露之交易。

額外資料

務請　閣下留意載於本通函附錄之額外資料。

此致

列位股東　台照

代表
保華德祥建築集團有限公司
董事局
副主席兼董事總經理
劉高原
謹啟

二零零五年八月二十二日

2. 完成南通港口集團資產重組；

3. 滿意地完成對南通港口集團在建項目及擴展計劃之盡職審查；

4. 各方對注入南通港口集團資本及資產之價值並無異議；

5. 若干部分土地及財產之法定所有權獲更正及正式登記；

6. 取得相關財務機構之書面文件或同意將短期借款變更為中長期借款；

7. 滿意地完成對南通港口集團財務及法律方面之盡職審查；

8. 取得所需當局發出之批文、同意及授權；及

9. 各方對將予訂立之公司章程及合資合同並無異議。

南通港口集團之合資合同及公司章程一經批准及簽立，各方須在3個月內促成完備所需之批准及登記。

董事預期各方將在二零零五年九月左右簽訂增資協議。

終止

協議可因下述事件出現而終止：

1. 各方一致協商終止協議；

2. 南通港口集團之中外合資公司設立未能取得有關政府主管部門之批准；

3. 因法律及政策環境之變化致使協議失去其履行之可能或履行已無意義；或

4. 不可抗力。

任可一方在完成前若受到不可抗力之事件所影響，應在該事件發生之15天內以書面通知其他協議方。按不可抗力之事件對協議之影響程度，由各方協商決定是否終止協議，或者延期完成，或者修訂協議。

董事會代表

南通港口集團之董事會須由7名董事組成，其中保華集團有權委派3名董事，南通市國資委委派3名董事，國投交通公司委派1名董事。

進行投資項目之理由

本集團傳統上集中在建築、承建服務、物業發展及投資業務。過去數年來，本集團致力將核心業務作全面重新定位，並決定將其在中國、香港及國際上管理大宗建築及基建項目之經驗，轉移到發展及營運海河港口設備。為了展開本集團資源進行中國基建行業業務，保華基建部門已於二零零四年設立。於二零零四年四月，本公司宣佈收購位於中國江蘇省南通市之洋口港中54.06%權益。

投資項目乃本集團加強對迅速發展中國港口及基建行業之承諾。董事認為在中國經濟

南通港口集團之財務資料

下表乃按照中國普遍採納之會計原則而編制之南通港口集團(在上文所述之資產重組前)截至二零零四年十二月三十一日止之三個年度之經審核綜合財務報表及截至二零零五年六月三十日止六個月之未經審核綜合財務報表之摘要：

	截至二零零五年六月三十日止六個月	截至十二月三十一日止年度		
		二零零四年	二零零三年	二零零二年
	(百萬人民幣)(未經審核)	(百萬人民幣)(經審核)	(百萬人民幣)(經審核)	(百萬人民幣)(經審核)
營業額	266.4	459.1	326.1	269.0
EBITDA(附註)	58.0	78.3	51.3	43.9
稅前溢利／(虧損)淨額	15.6	11.1	(31.1)	0.6
稅後溢利／(虧損)淨額	10.5	11.1	(31.1)	0.6

附註：EBITDA乃按未計入繳付利息、稅項、折舊及攤銷前之盈利計算出來，而為提供更具意義及適用之資料，有關數字已就重大非經常性收益及／或虧損而作出調整。

	於二零零五年六月三十日	於十二月三十一日		
		二零零四年	二零零三年	二零零二年
	(百萬人民幣)(未經審核)	(百萬人民幣)(經審核)	(百萬人民幣)(經審核)	(百萬人民幣)(經審核)
總資產	1,668.9	1,502.7	1,309.8	1,161.0
總負債	938.2	875.0	808.3	628.3
股東權益	730.7	627.7	501.5	532.7

付款

增資額須按下述方式支付：

1. 60%須於南通港口集團新營業執照簽發之日起1個月內支付；及

2. 40%餘款將於南通港口集團取得新營業執照之日起2個月內支付。

增資額款項將從本集團內部資源籌措。董事預期南通港口集團新營業執照將在二零零五年十一月左右獲得簽發。

擔保

根據協議，本公司將對增資方由訂立協議所引致之所有義務提供擔保。

原南通港口集團股東已向增資方擔保，在增資方注入增資額前，南通港口集團將有不少於531,302,400人民幣之淨資產。

南通港口集團資產如在編制南通港口集團項目所需之財務報表而作出調整後，出現涉及資產增值部分之任何稅費，須由原南通港口集團股東承擔。

完成

協議是有條件的。在簽署協議後，各方須再行訂立一項增資協議，以規限增資額之注入事宜。增資協議須待(其中)以下協議中所載之先決條件達成或豁免後方可簽立：

1. 完成南通港口集團及有關文件(包括增資證書)登記手續；

下表載列南通港口集團緊隨資產重組後但在完成前之擁有權架構：


本公司
100%
保華集團
南通市國資委
國投交通公司
77.60%
22.40%
南通港口集團

下表載列南通港口集團緊隨完成後之擁有權架構：


本公司
100%
保華集團
南通市國資委
國投交通公司
45.00%
42.68%
12.32%
南通港口集團

南通港口集團之資產重組

按照南通港口集團項目，南通港口集團將變更設立為一家中外合資經營企業。本集團將注入現金作為增資額，而南通港口集團則將對其資產進行重組，以完善其資源配置及提高其運作效率。

南通港口集團之資產重組將包括：

1. 剝離若干現有資產，包括固定資產及剝離資產所附帶之債務(其中包括非經營資產及與南通港口集團港口運作無關之資產，例如現由南通港口集團所營運之醫院)；

2. 將其房產與原南通港口集團股東所承擔之相關成本，以中外合資公司身份，重新登記在南通港口集團名下；

3. 相關資產及財產，包括其流動資產、在建項目、長期投資、岸綫使用權及設備，以中外合資公司身份，重新登記在南通港口集團名下；

4. 理順及改革職工集資計劃、欠繳稅金債務與罰款及職工購房補貼；

5. 以中外合資公司身份，重新登記南通港口集團銀行借貸及財務融資；

6. 將短期銀行借款變更為中長期借款；及

7. 重新登記員工福利計劃及退休計劃。

就董事所知、所悉及所信，並於作出一切合理查詢後，於最後實際可行日期，原南通港口集團股東、彼等各自最終實益擁有人及彼等各自聯繫人士乃獨立於本公司及其關連人士之第三者。

投資額

增資方將以現金434,702,000人民幣（相當於約417,000,000港元）出資於南通港口集團，以換取其註冊股本中之45%權益。投資額乃經考慮(1)南通港口集團項目公開投標中所定之最低投標價；(2)南通港口集團緊接資產重組後但注入增資額前之531,302,400人民幣註冊資本及淨資產；及(3)南通港口集團之未來潛力而釐定。董事認為此數額乃公平及合理。本集團並已在遞交標書時支付為數43,000,000人民幣作為履約保證金。

南通港口集團

南通港口集團為一家在中國成立之國有企業，其主要從事在南通港（位於中國江蘇省南通市）提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。南通港為鄰近長江口北岸之一個主要港口，屬國家一類開放口岸及國家主樞紐港。南通港無論以陸路或水道，皆能交貫通其海岸、河岸等之後方地區，是一個理想的物資中轉地。經多年發展，其現已成為長江下游地區一個重要之大噸位貨物集散中轉基地。

南通港口集團是南通港之主要核心港口企業，擔負南通全港約50%之港口貨物裝卸任務，其佔有沿長江岸綫3,300米及土地1,400,000平方米，並合共擁有泊位23座，其中5座為5萬噸級以上泊位，10座為1萬噸級以上泊位，而正在興建中的2座10萬噸及1座5萬噸裝卸鐵礦及雜貨之新泊位，將於二零零六年第二季啟用，吞吐能力將因該項擴建而獲增加約54%。於二零零四年，南通港口集團完成貨物吞吐量3,333萬噸，為全南通港貨物吞吐量之46%。南通港口集團處理之主要貨物有鐵礦、礦石、水泥、鋼、煤、化肥、穀物及食油。此外，南通港口集團完成集裝箱吞吐量251,000 TEU，佔全南通港集裝箱吞吐量之87%。

南通港口集團有逾10家附屬公司，並擁有多家大部份從事提供港口相關服務公司之股權權益。

南通港口集團之股權

南通港口集團目前有兩位股東，即南通市國資委（佔77.6%）和國投交通公司（佔22.4%）。雙方需要一位新策略投資者透過以現金作為股本注資，參與南通港口集團，為滿足該地區港口及物流服務需求日益增加而進行之南通港口集團擴充計劃。從增資方所籌措之資金預計將供擴展現有設備、增加營運資金及優化南通港口集團資本結構之用。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：498)

獨立非執行董事：
周明權 *OBE, JC*(主席)
郭少強
陳樹堅

執行董事：
劉高原(副主席兼董事總經理)
陳佛恩
周美華
張漢傑

非執行董事：
陳國強
張定球

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

須予披露之交易
投資於南通港口集團有限公司

緒言

於二零零五年八月十二日，董事局宣佈根據上市規則協議之訂立構成本公司一項須予披露之交易。

謹此提述本公司於二零零五年七月二十六日就一項可能投資於南通港口集團而作出之公佈。誠如在該公佈中所述，原南通港口集團股東已在邀請意向投資人參與南通港口集團資產重組之公開投標，本公司就此已於二零零五年七月十九日遞交了一份投資建議及重組方案。於二零零五年七月二十一日，本公司接獲南通產權交易所有限公司之通知，確認本公司獲選為南通港口集團項目之優先投標人，本公司隨即與原南通港口集團股東開始就南通港口集團項目訂立正式協議進行磋商。於二零零五年八月十二日，本集團已訂立協議，將以現金約435,000,000人民幣(相當於約417,000,000港元)注資於南通港口集團之方式，投資於南通港口集團，此投資將佔經投資項目擴大之南通港口集團註冊股本中45%權益，本集團並已在遞交標書時支付為數43,000,000人民幣作為履約保證金。

本通函旨在向　閣下提供協議與據此預期進行交易之進一步詳情及根據上市規則所規定之其他資料。

協議

日期： 二零零五年八月十二日

各方：

增資方：	保華集團
原南通港口集團股東：	南通市國資委及國投交通公司
標的公司：	南通港口集團

* 僅供識別

「國投交通公司」	指	國投交通公司，一家在中國成立之公司並為國家開發投資公司之全資附屬公司
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司發行股本中每股面值0.10港元之普通股持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「TEU」	指	相等於二十呎之單元
「%」	指	百分比

於本通函，以1.00港元兑1.043人民幣之匯率僅供參考之用。

於本通函內，除文義另有所指外，否則下列詞彙將具備以下涵義：

「協議」	指	就投資項目，增資方、原南通港口集團股東及南通港口集團之間於二零零五年八月十二日訂立之有條件協議
「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	董事局
「本公司」	指	保華德祥建築集團有限公司，一家於百慕達成立之有限公司，其股份在聯交所上市
「保華集團」或「增資方」	指	保華集團有限公司，一家在香港成立之有限公司並為本公司之一家間接全資附屬公司
「完成」	指	由增資方、原南通港口集團股東及南通港口集團按照協議條款履行彼等各自義務而完成協議
「關連人士」	指	上市規則所賦予之相同涵義
「董事」	指	本公司董事
「原南通港口集團股東」	指	緊隨完成前南通港口集團之原有股東，包括南通市國資委及國投交通公司
「香港」	指	中國香港特別行政區
「本集團」	指	本公司及其附屬公司
「投資項目」	指	按照協議條款及條件以增資額注入南通港口集團之建議投資南通港口集團項目
「最後實際可行日期」	指	二零零五年八月十八日，即本通函付印前可確定若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則所載上市公司董事進行證券交易之標準守則
「南通市國資委」	指	南通市人民政府國有資?監督管理委員會
「增資額」	指	約435,000,000人民幣（相當於約417,000,000港元），即由增資方按照協議將予注入南通港口集團之款額
「南通港口集團」	指	南通港口集團有限公司
「南通港口集團項目」	指	南通港口集團資產重組
「中國」	指	中華人民共和國，其就本通函而言將不包括香港、中國澳門特別行政區及台灣

目　錄

頁次

釋義 1

董事會函件

緒言 3

協議 3

進行投資項目之理由 7

投資項目之財務影響 8

本公司資料 8

一般資料 8

額外資料 8

附錄一　一般資料 9

本通函乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有保華德祥建築集團有限公司之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：498)

須予披露之交易
投資於南通港口集團有限公司

財務顧問


新百利有限公司

* 僅供識別

二零零五年八月二十二日

SEC MAIL PROCESSING
RECEIVED
OCT 03 2005
WASH. D.C. 192 SECTION

(Page 1)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DISCLOSEABLE TRANSACTION
INVESTMENT IN
NANTONG PORT GROUP LIMITED

Financial adviser to the Company

SOMERLEY LIMITED

The Board is pleased to announce that on 12 August 2005, the Group entered into the Agreement to invest an amount of approximately RMB435 million (equivalent to approximately HK$417 million) in Nantong Port Group by way of cash injection. Upon Completion, the Group will hold a 45% interest in the registered capital of Nantong Port Group.

Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in the Nantong Port, which is located in Nantong, Jiangsu Province, China. Nantong Port is a major port close to the mouth of the Yangtze River and is a category one national port open to foreign trade and a hub port of the country.

The Investment constitutes a discloseable transaction for the Company under the Listing Rules.

INTRODUCTION

Reference is made to the announcement made by the Company on 26 July 2005 in relation to a possible investment in Nantong Port Group. As mentioned in that announcement, Existing NTPG Shareholders were inviting potential investors to participate in the public tender involving the assets reorganisation of Nantong Port Group. The Company submitted an investment proposal and reorganisation scheme on 19 July 2005. On 21 July 2005, the Company received notification from Nantong Equity Transaction Agency Ltd. that the Company had been confirmed as the preferred bidder for the NTPG Project. The Company commenced negotiations with the Existing NTPG Shareholders shortly with a view to entering into formal agreements in relation to the NTPG Project. On 12 August 2005, the Group entered into the Agreement to invest in Nantong Port Group by way of injection of approximately RMB435 million (equivalent to approximately HK$417 million) in cash into Nantong Port Group, which will represent a 45% interest in the registered capital of Nantong Port Group as enlarged by the Investment. A sum of RMB43 million has already been deposited by the Group as performance security when submitting the tender.

THE AGREEMENT DATED 12 AUGUST 2005

Date: 12 August 2005

Parties:

The Subscriber: Paul Y. Corporation

Existing NTPG Shareholders: Nantong State-owned Assets Commission and SDIC Transport

Subject company: Nantong Port Group

To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the date of this announcement, the Existing NTPG Shareholders, their respective ultimate beneficial owners and their respective associates are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

Amount of investment

RMB434,702,000 (equivalent to approximately HK$417 million) in cash will be invested by the Subscriber into Nantong Port Group in return for a 45% interest in its registered capital. The amount of investment was arrived at having regard to (i) the minimum tender price stipulated in the public tender of the NTPG Project; (ii) the registered capital and net assets of RMB531,302,400 of Nantong Port Group immediately after the assets restructuring but prior to the injection of the New Capital; and (iii) the future potentials of Nantong Port Group. The Directors consider this amount to be fair and reasonable. The Group has already deposited a sum of RMB43 million as performance security when submitting the tender.

Nantong Port Group

Nantong Port Group is a state owned enterprise incorporated in the PRC. It is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in the Nantong Port, which is located in Nantong, Jiangsu Province, China. Nantong Port is a major port on the northern bank and close to the mouth of the Yangtze River. It is a category one national port open to foreign trade and a hub port of the country. Nantong Port has easy access to its hinterland, whether by road or by waterway and is an ideal hub port for cargo trans-shipment. After years of development, it has become an important bulk cargo distribution centre on the down-stream of the Yangtze River.

Nantong Port Group is the core port enterprise at Nantong Port, accounting for nearly 50% of the latter's total throughput. It occupies 3,300 metres of shoreline along the Yangtze River and 1.4 million square metres of land and owns 23 berths in total, of which 5 berths are for vessels with over 50,000 tonnage and 10 berths are for vessels with over 10,000 tonnage. There are also two 100,000 tonne and one 50,000 tonne new iron ore and general berths under construction which shall be put in use in the second quarter of 2006. As a result of such expansion, throughput capacity will be increased by about 54%. In 2004, Nantong Port Group achieved a cargo throughput of 33.33 million tonne, accounting for 46% of the total throughput of Nantong Port. The main cargoes handled by Nantong Port Group are iron ore, minerals, cement, steel, coal, fertilizers, grains, edible oils, etc. In addition, container throughput achieved by Nantong Port Group was 251,000 TEU, accounting for 87% of the total container throughput of Nantong Port.

Nantong Port Group has over 10 subsidiaries and owns equity interests in various companies, most of which are engaged in the provision of port-related services.

Shareholding in Nantong Port Group

Nantong Port Group currently has two shareholders, namely Nantong State-owned Assets Commission (as to 77.6%) and SDIC Transport (as to 22.4%). The parties required a new strategic investor to participate in Nantong Port Group through the injection of cash as equity capital to implement the expansion plans of Nantong Port Group to meet the continuous increase in demand for port and logistics services in the area. The fund raised from the Subscriber is expected to be used for the purposes of expansion in existing facilities, increasing working capital and rationalisation of Nantong Port Group's capital structure.

Set out below is the ownership structure of Nantong Port Group immediately after the assets reorganisation but before the Completion:


The Company
100%
Paul Y. Corporation
Nantong State-owned Assets Commission
SDIC Transport
77.60%
22.40%
Nantong Port Group

Set out below is the ownership structure of Nantong Port Group immediately after the Completion:


The Company
100%
Paul Y. Corporation
Nantong State-owned Assets Commission
SDIC Transport
45.00%
42.68%
12.32%
Nantong Port Group

Assets restructuring of Nantong Port Group

Pursuant to the NTPG Project, Nantong Port Group will be re-registered as a Sino-foreign joint venture. The Group will inject cash as new capital while Nantong Port Group will implement a restructuring of its assets to improve the allocation of its resources and its operating efficiency.

The assets restructuring of Nantong Port Group will involve:

1. removal of certain existing assets, including fixed assets and their associated liabilities (which include non-performing assets and those not relating to Nantong Port Group's port operations, for example, the hospital currently operated by Nantong Port Group);
2. re-registration of its real properties under Nantong Port Group as a Sino-foreign joint venture, with the costs associated being borne by the Existing NTPG Shareholders;
3. re-registration of relevant assets and properties under Nantong Port Group as a Sino-foreign joint venture, including its current assets, construction in progress, long term investments, shoreline usage rights and equipment;
4. rationalisation and rectification of the staff fund raising scheme, overdue taxation liabilities and levies and staff housing subsidies;
5. re-registration of the bank borrowings and financial facilities of Nantong Port Group as a Sino-foreign joint venture;
6. re-designation of bank borrowings from short term loans to medium or long term loans; and
7. re-registration of the employee benefits scheme and retirement scheme.

Financial information on Nantong Port Group

The following is a summary of the audited consolidated financial statements of Nantong Port Group (prior to the assets restructuring mentioned above) for each of the three years ended 31 December 2004 and the unaudited consolidated financial statements for the six months ended 30 June 2005, prepared in accordance with generally accepted accounting principles in the PRC:

	Six months ended 30 June 2005 *(RMB million)* (unaudited)	Year ended 31 December 2004 *(RMB million)* (audited)	2003 *(RMB million)* (audited)	2002 *(RMB million)* (audited)
Turnover	266.4	459.1	326.1	269.0
EBITDA *(Note)*	58.0	78.3	51.3	43.9
Net profit/(loss) before taxation	15.6	11.1	(31.1)	0.6
Net profit/(loss) after taxation	10.5	11.1	(31.1)	0.6

Note: EBITDA is calculated as earnings before interest, taxes, depreciation and amortisation, and for the purpose of presenting more meaningful and appropriate information, the figures have been adjusted for material non-recurring gains and/or losses.

	As at 30 June 2005 *(RMB million)* (unaudited)	As at 31 December 2004 *(RMB million)* (audited)	2003 *(RMB million)* (audited)	2002 *(RMB million)* (audited)
Total assets	1,668.9	1,502.7	1,309.8	1,161.0
Total liabilities	938.2	875.0	808.3	628.3
Shareholders' equity	730.7	627.7	501.5	532.7

Payment

The New Capital shall be payable in the following manner:

1. 60% within 1 month from the date of issue of the new business licence of Nantong Port Group; and
2. the remaining 40% within 2 months from the date of obtaining the new business licence of Nantong Port Group.

Payment of the New Capital will be financed by the internal resources of the Group. The Directors expect that the new business licence of Nantong Port Group will be issued by around November 2005.

Guarantees

Pursuant to the Agreement, the Company will guarantee the obligations of the Subscriber arising from the entering into of the Agreement.

The Existing NTPG Shareholders guaranteed in favour of the Subscriber that prior to the injection of the New Capital by the Subscriber, Nantong Port Group will have net assets of not less than RMB531,302,400.

In the event that any taxation liability arises from appreciation of value of assets of Nantong Port Group following adjustments to the financial statements prepared for the purpose of the NTPG Project, the Existing NTPG Shareholders shall bear such liabilities.

Completion

The Agreement is conditional. After signing of the Agreement, the parties shall further enter into a subscription agreement to govern the injection of the New Capital. Execution of the subscription agreement is subject to, inter alia, fulfilment or waiver by the Subscriber of the following conditions precedent contained in the Agreement:

1. completion of the registration of Nantong Port Group and the relevant documentation, including the certificate on capital increase;
2. completion of the assets reorganisation of Nantong Port Group;
3. satisfactory completion of due diligence on the construction works in progress and expansion plans of Nantong Port Group;
4. each party being satisfied with the valuation of the injection of capital and assets into Nantong Port Group;
5. the legal title of certain portions of land and properties being rectified and duly registered;
6. documentation or consent being obtained from relevant financial institutions to convert the short term loans into medium to long term loans;
7. satisfactory completion of financial and legal due diligence of Nantong Port Group;
8. necessary approvals, consents and authorisations being obtained from necessary authorities; and
9. the parties being satisfied with the articles of association and a joint venture agreement to be entered into.

Upon approval and execution of the joint venture agreement and the articles of association of Nantong Port Group, the parties shall facilitate completion of necessary approvals and registration within 3 months.

The Directors expect that the parties will enter into the subscription agreement in around September 2005.

(Page 2)

Termination

The Agreement may be terminated in the event of any of the following:

1. agreement by all parties to terminate the Agreement;
2. formation of Nantong Port Group as a Sino-foreign joint venture company not being approved by the relevant regulatory authorities;
3. as a result of a change of law or national policy, it is no longer possible or meaningful to complete the Agreement; or
4. force majeure.

Upon the occurrence of events of force majeure prior to Completion, a party can serve notice to the other parties within 15 days of such event, whereupon the parties shall agree whether to terminate the Agreement or defer completion or modify the Agreement, depending on the effect of the event.

Board representation

The board of directors of Nantong Port Group shall comprise 7 members, with Paul Y. Corporation being entitled to appoint 3 members, Nantong State-owned Assets Commission to appoint 3 members and SDIC Transport to appoint 1 member.

REASONS FOR THE INVESTMENT

The Group has traditionally focused on construction, contracting services, property development and investment. Over the past few years, the Group achieved a complete re-positioning of its core business and has decided to lever off its experience of managing large construction and infrastructure projects in China, Hong Kong and internationally to develop and operate both sea and river port facilities. The Paul Y. Infrastructure Division was created in 2004 with a view to deploying the Group's resources into the infrastructure sector in China. In April 2004, the Company announced the acquisition of a 54.06% interest in Yangkou Port in Nantong of the Jiangsu Province, China.

The proposed investment in Nantong Port Group reinforces the Group's commitment to the rapidly developing ports and infrastructure sector in China. The Directors consider that with the sustained high growth of China's economy it is vital that larger deep water and river port facilities are developed, and that there is a substantial increase in the logistics facilities available for the handling and storage of cargoes which are critical for the continuous development of the economy and its import and export activities.

Both Nantong Port and Yangkou Port are located in Nantong of the Jiangsu Province, China. Nantong Port is the first major bulk cargo port on the Yangtze River, while Yangkou Port is a bulk cargo port in the Yellow Sea region currently under development. The proximity in location and the complementary nature in services of these two ports not only will allow the Group to build up an effective logistic network but also will offer a comprehensive spectrum of services to the Group's clients. The synergy generated from the integrated operations of both ports will strengthen the Group's competitiveness in the market.

Furthermore, upon the completion of the construction and the commencement of operations in Yangkou Port, the Group can leverage its management expertise gained from participation in Nantong Port Group and optimise the resources allocation and the operations of both ports. The Group can also achieve greater economies of scale and higher efficiency by ways of consolidating management and administrative functions and rationalisation of operating costs.

INFORMATION ON THE COMPANY

The principal activities of the Group include the development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, building construction, civil engineering, specialist works and manufacturing and trading of construction materials.

GENERAL

The Investment constitutes a discloseable transaction for the Company under the Listing Rules as the applicable percentage ratios represent 5% or more but less than 25% for the Company. A circular will be despatched as soon as practicable by the Company to the Shareholders containing, among other things, further details of the Agreement.

TERMS USED IN THIS ANNOUNCEMENT

In this announcement, the following terms have the meanings set out below:

"Agreement"	the conditional agreement dated 12 August, 2005 entered into among the Subscriber, the Existing NTPG Shareholders and Nantong Port Group relating to the Investment
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Paul Y. Corporation" or "Subscriber"	Paul Y. Corporation Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"Completion"	completion of the Agreement with performance by the Subscriber, the Existing NTPG Shareholders and Nantong Port Group of their respective obligations in accordance with the provisions of the Agreement
"Director(s)"	the director(s) of the Company
"Existing NTPG Shareholders"	the existing shareholders of NTPG immediately before the Completion, comprising Nantong State-owned Assets Commission and SDIC Transport
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Group"	the Company and its subsidiaries
"Investment"	the proposed investment in Nantong Port Group by injection of the New Capital pursuant to the terms and conditions of the Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nantong State-owned Assets Commission"	State-owned Assets Supervision And Administration Commission of Nantong Municipal Government
"New Capital"	approximately RMB435 million (equivalent to approximately HK$417 million), being the amount to be injected by the Subscriber into Nantong Port Group pursuant to the Agreement
"Nantong Port Group"	Nantong Port Group Limited
"NTPG Project"	the assets reorganisation of Nantong Port Group
"PRC" or "China"	the People's Republic of China, which for the purpose of this announcement shall exclude Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"SDIC Transport"	SDIC Transportation Co.
"Shareholders"	holder(s) of the ordinary share(s) of HK$0.10 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"TEU"	twenty-foot equivalent unit
"%"	per cent.

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 12 August 2005

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Mr. Chan Fut Yan	:	*Executive Director*
Ms. Chau Mei Wah, Rosanna	:	*Executive Director*
Mr. Cheung Hon Kit	:	*Executive Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Cheung Ting Kau, Vincent	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

Note:
In this announcement, the exchange rate of HK$1.00 to RMB1.043 has been used for reference only.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：498)

須予披露之交易

投資於南通港口集團有限公司

本公司財務顧問

新百利有限公司

董事局欣然宣佈，於二零零五年八月十二日，本集團已訂立協議，將以現金注資方式，投資約435,000,000人民幣（相當於約417,000,000港元）於南通港口集團。本集團在完成後將持有南通港口集團註冊股本中45%之權益。

南通港口集團主要從事在南通港（位於中國江蘇省南通市）提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。南通港為鄰近長江口之一個主要港口，屬國家一類開放口岸及國家主樞紐港。

根據上市規則，投資項目構成本公司一項須予披露之交易。

緒言

謹此提述本公司於二零零五年七月二十六日就一項可能投資於南通港口集團而作出之公佈。誠如在該公佈中所述，原南通港口集團股東已在邀請意向投資人參與南通港口集團資產重組之公開投標，本公司就此已於二零零五年七月十九日遞交了一份投資建議及重組方案。於二零零五年七月二十一日，本公司接獲南通產權交易所有限公司之通知，確認本公司獲選為南通港口集團項目之優先投標人，本公司隨即與原南通港口集團股東開始就南通港口集團項目訂立正式協議進行磋商。於二零零五年八月十二日，本集團已訂立協議，將以現金注資約435,000,000人民幣（相當於約417,000,000港元）於南通港口集團之方式，投資於南通港口集團，此投資將佔經投資項目擴大之南通港口集團註冊股本中45%權益，本集團並已在遞交標書時支付為數43,000,000人民幣作為履約保證金。

於二零零五年八月十二日簽訂之資產重組協議

日期： 二零零五年八月十二日

各方：
增資方： 保華集團
原南通港口集團股東： 南通市國資委及國投交通公司
標的公司： 南通港口集團

就董事所知、所悉及所信，並於作出一切合理查詢後，於本公佈發表之日，原南通港口集團股東、彼等各自最終實益擁有人及彼等各自聯繫人士乃獨立於本公司及其關連人士（按照上市規則所界定）之第三者。

投資額

增資方將以現金434,702,000人民幣（相當於約417,000,000港元）出資於南通港口集團，以換取南通港口集團註冊股本中之45%權益。投資額乃經考慮(i)南通港口集團項目公開投標所定之最低投標價；(ii)南通港口集團緊接資產重組後但注入增資額前之531,302,400人民幣註冊資本及淨資產；及(iii)南通港口集團未來潛力而釐定。董事認為此數額乃公平及合理。本集團並已在遞交標書時支付為數43,000,000人民幣作為履約保證金。

南通港口集團

南通港口集團為一家在中國成立之國有企業，其主要從事在南通港（位於中國江蘇省南通市）提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。南通港為鄰近長江口北岸之一個主要港口，屬國家一類開放口岸及國家主樞紐港。南通港無論以陸路或水道，皆能交滙貫通其海岸、河岸等之後方地區，是一個理想的物資中轉地。經多年發展，其現已成為長江下游一個重要之大噸位貨物集散中轉基地。

南通港口集團是南通港之主要核心港口企業，擔負南通全港約50%之港口貨物裝卸任務，其佔有沿長江岸綫3,300米及土地1,400,000平方米，並合共擁有泊位23座，其中5座為5萬噸級以上泊位，10座為1萬噸級以上泊位，而正在興建中的2座10萬噸及1座5萬噸裝卸鐵礦及雜貨之新泊位，將於二零零六年第二季啟用，吞吐能力將因該項擴建而獲增加約54%。於二零零四年，南通港口集團完成貨物吞吐量3,333萬噸，為全南通港貨物吞吐量之46%。南通港口集團處理之主要貨物有鐵礦、礦石、水泥、鋼、煤、化肥、穀物、食油等。此外，南通港口集團完成集裝箱吞吐量251,000 TEU，佔全南通港集裝箱吞吐量之87%。

南通港口集團有逾10家附屬公司，並擁有多家大部份從事提供港口相關服務公司之股權權益。

南通港口集團之股權

南通港口集團目前有兩位股東，即南通市國資委（佔77.6%）和國投交通公司（佔22.4%）。雙方需要一位新策略投資者透過以現金作為股本注資，參與南通港口集團，為滿足該地區港口及物流服務需求日益增加而進行之南通港口集團擴充計劃。從增資方所籌措之資金預計將供擴展現有設備、增加營運資金及優化南通港口集團資本結構之用。

下表載列南通港口集團緊隨資產重組後但在完成前之持股架構：

本公司

完成

協議是有條件的。在簽署協議後，各方須再行訂立一項增資協議，以規限增資額之注入事宜。增資協議須待（其中）以下協議中所載之先決條件達成或豁免後方可簽立：

1. 完成南通港口集團及有關文件（包括增資證書）登記手續；
2. 完成南通港口集團資產重组；
3. 滿意地完成對南通港口集團在建項目及擴展計劃之盡職審查；
4. 各方對注入南通港口集團資本及資產之價值並無異議；
5. 若干部分土地及財產之法定所有權獲更正及正式登記；
6. 取得相關財務機構之書面文件或同意將短期借款變更為中長期借款；
7. 滿意地完成對南通港口集團財務及法律方面之盡職審查；
8. 取得所需當局發出之批文、同意及授權；及
9. 各方對將予訂立之公司章程及合資合同並無異議。

南通港口集團之合資合同及公司章程一經批准及簽立，各方須在3個月內促成完備所需之批准及登記。董事預期各方將在二零零五年九月左右簽訂增資協議。

終止

協議可因下述事件出現而終止：

1. 各方一致協商終止協議；
2. 南通港口集團之中外合資公司設立未能取得有關政府主管部門之批准；
3. 因法律及政策環境之變化致使協議失去其履行之可能或履行已無意義；或
4. 不可抗力。

任何一方在完成前若受到不可抗力之事件所影響，應在該事件發生之15天內以書面通知其他協議方。按不可抗力之事件對協議之影響程度，由各方協商決定是否終止協議，或者延期完成，或者修訂協議。

董事會代表

南通港口集團之董事會須由7名董事組成，其中保華集團有權委派3名董事，南通市國資委委派3名董事，國投交通公司委派1名董事。

進行投資項目之理由

本集團傳統上集中在建築、承建服務、物業發展及投資業務。過去數年來，本集團致力將核心業務作全面重新定位，並決定將其在中國、香港及國際上管理大宗建築及基建項目之經驗，轉移到發展及營運海河港口設備。為了展開本集團資源進行中國基建行業業務，保華基建部門已於二零零四年設立。於二零零四年四月，本公司宣佈收購位於中國江蘇省南通市之洋口港中54.06%權益。

建議投資南通港口集團項目乃本集團加強對迅速發展中國港口及基建行業之承諾。董事認為在中國經濟不斷高速發展，對於中國經濟及其出入口業務能夠持續發展，關鍵在於大型深水河港口設備得以開發，以及可供貨物處理及堆存之物流設備能大量擴增。

南通港及洋口港均位於中國江蘇省南通市，南通港乃長江第一個主要大噸位貨物港口，而洋口港則是黃海地區目前在開發中之一個大噸位貨物港口。此兩個港口位置貼近與彼此相輔相承之服務性質，不但將使本集團得以建立一個有效物流網絡，更將為本集團客戶提供全面綜合性服務。兩港整合運作所發揮出來之優勢，將可強化本集團在市場之競爭力。

與港口及物流服務需求日益增加而進行之南通港口集團擴充計劃。從增資方所籌措之資金預計將供擴展現有設備、增加營運資金及優化南通港口集團資本結構之用。

下表載列南通港口集團緊隨資產重組後但在完成前之持股架構：

本公司
100%
保華集團　南通市國資委　國投交通公司
77.60%　22.40%
南通港口集團

下表載列南通港口集團緊隨完成後之持股架構：

本公司
100%
保華集團　南通市國資委　國投交通公司
45.00%　42.68%　12.32%
南通港口集團

南通港口集團之資產重組

按照南通港口集團項目，南通港口集團將變更設立為一家中外合資經營企業。本集團將注入現金作為增資額，而南通港口集團則將對其資產進行重組，以完善其資源配置及提高其運作效率。

南通港口集團之資產重組將包括：

1. 剝離若干現有資產，包括固定資產及剝離資產所附帶之債務（其中包括非經營資產及與南通港口集團港口運作無關之資產，例如現由南通港口集團所營運之醫院）；
2. 將其房產與原南通港口集團股東所承擔之相關成本，以中外合資公司身份，重新登記在南通港口集團名下；
3. 相關資產及財產，包括其流動資產、在建項目、長期投資、岸綫使用權及設備，以中外合資公司身份，重新登記在南通港口集團名下；
4. 理順及改革職工集資計劃、欠繳稅金債務與罰款及職工購房補貼；
5. 以中外合資公司身份，重新登記南通港口集團銀行借貸及財務融資；
6. 將短期銀行借款變更為中長期借款；及
7. 重新登記員工福利計劃及退休計劃。

南通港口集團之財務資料

下表乃按照中國普遍採納之會計原則而編制之南通港口集團（在上文所述之資產重組前）截至二零零四年十二月三十一日止之三個年度之經審核綜合財務報表及截至二零零五年六月三十日止六個月之未經審核綜合財務報表之摘要：

	截至二零零五年六月三十日止六個月（百萬人民幣）（未經審核）	截至十二月三十一日止年度 二零零四年（百萬人民幣）（經審核）	二零零三年（百萬人民幣）（經審核）	二零零二年（百萬人民幣）（經審核）
營業額	266.4	459.1	326.1	269.0
EBITDA（*附註*）	58.0	78.3	51.3	43.9
稅前溢利／（虧損）淨額	15.6	11.1	(31.1)	0.6
稅後溢利／（虧損）淨額	10.5	11.1	(31.1)	0.6

附註：EBITDA乃按未計入總付利息、稅項、折舊及攤銷前之盈利計算出來，而為提供更具意義及適用之資料，有關數字已就重大非經常性收益及/或虧損而作出調整。

	於二零零五年六月三十日（百萬人民幣）（未經審核）	於十二月三十一日 二零零四年（百萬人民幣）（經審核）	二零零三年（百萬人民幣）（經審核）	二零零二年（百萬人民幣）（經審核）
總資產	1,668.9	1,502.7	1,309.8	1,161.0
總負債	938.2	875.0	808.3	628.3
股東權益	730.7	627.7	501.5	532.7

付款

增資額須按下述方式支付：

1. 60%須於南通港口集團新營業執照簽發之日起1個月內支付；及
2. 40%餘款將於南通港口集團取得新營業執照之日起2個月內支付。

增資額款項將從本集團內部資源籌措。董事預期南通港口集團新營業執照將在二零零五年十一月左右獲得簽發。

擔保

根據協議，本公司將對增資方由訂立協議所引致之義務提供擔保。

原南通港口集團股東已向增資方擔保，在增資方注入增資額前，南通港口集團將有不少於531,302,400人民幣之淨資產。

南通港口集團資產如在編制南通港口集團項目所需之財務報表而作出調整後，出現涉及資產增值部分之任何稅費，須由原南通港口集團股東承擔。

大型深水[illegible]港口設備得以開發，以及可供貨物處理及堆存之物流設備能大量擴增。

南通港及洋口港均位於中國江蘇省南通市，南通港乃長江第一個主要大噸位貨物港口，而洋口港則是黃海地區目前在開發中之一個大噸位貨物港口。此兩個港口位置貼近與彼此相輔相承之服務性質，不但將使本集團得以建立一個有效物流網絡，更將為本集團客戶提供全面綜合性服務。兩港整合運作所發揮出來之優勢，將可強化本集團在市場之競爭力。

再者，在洋口港建設一經完成而其運作得以開展，本集團在參與南通港口集團所獲得之管理專門知識便能大派用場，並能實現兩港資源配置及經營效益之最大化。本集團亦能以合併管理與行政功能及優化營運成本，爭取更大經濟效益及更高效率。

本公司資料

本集團主要業務包括港口及其他基建項目之開發及投資、物業投資、庫務投資，以及（透過其附屬公司保華建業集團有限公司）樓宇建築工程、土木工程、專項工程及建築材料之製造及買賣。

一般資料

由於本公司之適用百分比率達至5%或以上但低於25%，所以根據上市規則投資項目構成本公司一項須予披露之交易。本公司將在切實可行範圍內儘快寄發一份當中載有協議進一步詳情之通函予股東。

本公佈所用詞彙

於本公佈，下述詞彙具下文所列明之涵義：

「協議」	指	就投資項目，增資方、原南通港口集團股東及南通港口集團之間於二零零五年八月十二日訂立之有條件協議
「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	本公司董事局
「本公司」	指	保華德祥建築集團有限公司，一家於百慕達成立之有限公司，其股份在聯交所上市
「保華集團」或「增資方」	指	保華集團有限公司，一家在香港成立之有限公司並為本公司之一家間接全資附屬公司
「完成」	指	由增資方、原南通港口集團股東及南通港口集團按照協議條款履行彼等各自義務而完成協議
「董事」	指	本公司董事
「原南通港口集團股東」	指	緊隨完成前南通港口集團之原有股東，包括南通市國資委及國投交通公司
「香港」	指	中華人民共和國香港特別行政區
「本集團」	指	本公司及其附屬公司
「投資項目」	指	按照協議條款及條件以增資額注入南通港口集團之建議投資項目
「上市規則」	指	聯交所證券上市規則
「南通市國資委」	指	南通市人民政府國有資產監督管理委員會
「增資額」	指	約435,000,000人民幣（相當於約417,000,000港元），即由增資方按照協議將予注入南通港口集團之款額
「南通港口集團」	指	南通港口集團有限公司
「南通港口集團項目」	指	南通港口集團資產重組
「中國」	指	中華人民共和國，其就本公佈而言將不包括香港、中國澳門特別行政區及台灣
「國投交通公司」	指	國家開發投資公司交通公司
「股東」	指	本公司發行股本中每股面值0.10港元之普通股持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「TEU」	指	相等於二十呎之單元
「%」	指	百分比

承董事局命
保華德祥建築集團有限公司
副主席兼董事總經理
劉高原

香港，二零零五年八月十二日

於本公佈發表日期，董事局組合如下：

周明權博士：*主席（獨立非執行董事）*
劉高原先生：*副主席及董事總經理*
陳佛恩先生：*執行董事*
周美華女士：*執行董事*
張漢傑先生：*執行董事*
陳國強博士：*非執行董事*
張定球先生：*非執行董事*
鄧少強先生：*獨立非執行董事*
陳樹堅先生：*獨立非執行董事*

附註：於本公佈，以1.00港元兌1.043人民幣之匯率僅供參考之用。

* *僅資識別*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：498)

須予披露之交易
投資於南通港口集團有限公司

本公司財務顧問

新百利有限公司

董事局欣然宣佈，於二零零五年八月十二日，本集團已訂立協議，將以現金注資方式，投資約435,000,000人民幣（相當於約417,000,000港元）於南通港口集團。本集團在完成後將持有南通港口集團註冊股本中45%之權益。

南通港口集團主要從事在南通港（位於中國江蘇省南通市）提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。南通港為鄰近長江口之一個主要港口，屬國家一類開放口岸及國家主樞紐港。

根據上市規則，投資項目構成本公司一項須予披露之交易。

緒言
謹此提述本公司於二零零五年七月二十六日就一項可能投資於南通港口集團而作出之公佈。誠如在該公佈中所述，原南通港口集團股東已在邀請意向投資人參與南通港口集團資產重組之公開投標，本公司就此已於二零零五年七月十九日遞交了一份投資建議及重組方案。於二零零五年七月二十一日，本公司接獲南通產權交易所有限公司之通知，確認本公司獲選為南通港口集團項目之優先投標人，本公司隨即與原南通港口集團股東開始就南通港口集團項目訂立正式協議進行磋商。於二零零五年八月十二日，本集團已訂立協議，將以現金注資約435,000,000人民幣（相當於約417,000,000港元）於南通港口集團之方式，投資於南通港口集團，此投資將佔經投資項目擴大之南通港口集團註冊股本中45%權益，本集團並已在遞交標書時支付為數43,000,000人民幣作為履約保證金。

於二零零五年八月十二日簽訂之資產重組協議
日期：　　二零零五年八月十二日

各方：
增資方：　　保華集團
原南通港口集團股東：　　南通市國資委及國投交通公司
標的公司：　　南通港口集團

就董事所知、所悉及所信，並於作出一切合理查詢後，於本公佈發表之日，原南通港口集團股東、彼等各自最終實益擁有人及彼等各自聯繫人士乃獨立於本公司及其關連人士（按照上市規則所界定）之第三者。

投資額
增資方將以現金434,702,000人民幣（相當於約417,000,000港元）出資於南通港口集團，以換取南通港口集團註冊股本中之45%權益。投資額乃經考慮(i)南通港口集團項目公開投標所定之最低投標價；(ii)南通港口集團緊接資產重組後但注入增資額前之531,302,400人民幣註冊資本及淨資產；及(iii)南通港口集團未來潛力而釐定。董事認為此數額乃公平及合理。本集團並已在遞交標書時支付為數43,000,000人民幣作為履約保證金。

南通港口集團
南通港口集團為一家在中國成立之國有企業，其主要從事在南通港（位於中國江蘇省南通市）提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。南通港為鄰近長江口北岸之一個主要港口，屬國家一類開放口岸及國家主樞紐港。南通港無論以陸路或水道，皆能交滙貫通其海岸、河岸等之後方地區，是一個理想的物資中轉地。經多年發展，其現已成為長江下游一個重要之大噸位貨物集散中轉基地。

南通港口集團是南通港之主要核心港口企業，擔負南通全港約50%之港口貨物裝卸任務，其佔有沿長江岸綫3,300米及土地1,400,000平方米，並合共擁有泊位23座，其中5座為5萬噸級以上泊位，10座為1萬噸級以上泊位，而正在興建中的2座10萬噸及1座5萬噸裝卸鐵礦及雜貨之新泊位，將於二零零六年第二季啟用，吞吐能力將因該項擴建而獲增加約54%。於二零零四年，南通港口集團完成貨物吞吐量3,333萬噸，為全南通港貨物吞吐量之46%。南通港口集團處理之主要貨物有鐵礦、礦石、水泥、鋼、煤、化肥、穀物、食油等。此外，南通港口集團完成集裝箱吞吐量251,000 TEU，佔全南通港集裝箱吞吐量之87%。

南通港口集團有逾10家附屬公司，並擁有多家大部份從事提供港口相關服務公司之股權權益。

南通港口集團之股權
南通港口集團目前有兩位股東，即南通市國資委（佔77.6%）和國投交通公司（佔22.4%）。雙方需要一位新策略投資者透過以現金作為股本注資，參與南通港口集團，為滿足該地區港口及物流服務需求日益增加而進行之南通港口集團擴充計劃。從增資方所籌措之資金預計將供擴展現有設備、增加營運資金及優化南通港口集團資本結構之用。

下表載列南通港口集團緊隨資產重組後但在完成前之持股架構：

本公司

完成
協議是有條件的。在簽署協議後，各方須再行訂立一項增資協議，以規限增資額之注入事宜。增資協議須待（其中）以下協議中所載之先決條件達成或豁免後方可簽立：

1. 完成南通港口集團及有關文件（包括增資證書）登記手續；
2. 完成南通港口集團資產重組；
3. 滿意地完成對南通港口集團在建項目及擴展計劃之盡職審查；
4. 各方對注入南通港口集團資本及資產之價值並無異議；
5. 若干部分土地及財產之法定所有權獲更正及正式登記；
6. 取得相關財務機構之書面文件或同意將短期借款變更為中長期借款；
7. 滿意地完成對南通港口集團財務及法律方面之盡職審查；
8. 取得所需當局發出之批文、同意及授權；及
9. 各方對將予訂立之公司章程及合資合同並無異議。

南通港口集團之合資合同及公司章程一經批准及簽立，各方須在3個月內促成完備所需之批准及登記。董事預期各方將在二零零五年九月左右簽訂增資協議。

終止
協議可因下述事件出現而終止：

1. 各方一致協商終止協議；
2. 南通港口集團之中外合資公司設立未能取得有關政府主管部門之批准；
3. 因法律及政策環境之變化致使協議失去其履行之可能或履行已無意義；或
4. 不可抗力。

任何一方在完成前若受到不可抗力之事件所影響，應在該事件發生之15天內以書面通知其他協議方。按不可抗力之事件對協議之影響程度，由各方協商決定是否終止協議，或者延期完成，或者修訂協議。

董事會代表
南通港口集團之董事會須由7名董事組成，其中保華集團有權委派3名董事，南通市國資委委派3名董事，國投交通公司委派1名董事。

進行投資項目之理由
本集團傳統上集中在建築、承建服務、物業發展及投資業務。過去數年來，本集團致力將核心業務作全面重新定位，並決定將其在中國、香港及國際上管理大宗建築及基建項目之經驗，轉移到發展及營運海河港口設備。為了展開本集團資源進行中國基建行業業務，保華基建部門已於二零零四年設立。於二零零四年四月，本公司宣佈收購位於中國江蘇省南通市之洋口港中54.06%權益。

建議投資南通港口集團項目乃本集團加強對迅速發展中國港口及基建行業之承諾。董事認為在中國經濟不斷高速發展，對於中國經濟及其出入口業務能夠持續發展，關鍵在於大型深水河港口設備得以開發，以及可供貨物處理及堆存之物流設備能大量擴增。

南通港及洋口港均位於中國江蘇省南通市，南通港乃長江第一個主要大噸位貨物港口，而洋口港則是黃海地區目前在開發中之一個大噸位貨物港口。此兩個港口位置貼近與彼此相輔相承之服務性質，不但將使本集團得以建立一個有效物流網絡，更將為本集團客戶提供全面綜合性服務。兩港整合運作所發揮出來之優勢，將可強化本集團在市場之競爭力。

金預計將供擴展現有設備、增加營運資金及優化南通港口集團資本結構之用。

下表載列南通港口集團緊隨資產重組後但在完成前之持股架構：

本公司
100%
保華集團 南通市國資委 國投交通公司
77.60% 22.40%
南通港口集團

下表載列南通港口集團緊隨完成後之持股架構：

本公司
100%
保華集團 南通市國資委 國投交通公司
45.00% 42.68% 12.32%
南通港口集團

南通港口集團之資產重組
按照南通港口集團項目，南通港口集團將變更設立為一家中外合資經營企業。本集團將注入現金作為增資額，而南通港口集團則將對其資產進行重組，以完善其資源配置及提高其運作效率。

南通港口集團之資產重組將包括：

1. 剝離若干現有資產，包括固定資產及剝離資產所附帶之債務（其中包括非經營資產及與南通港口集團港口運作無關之資產，例如現由南通港口集團所營運之醫院）；
2. 將其房產與原南通港口集團股東所承擔之相關成本，以中外合資公司身份，重新登記在南通港口集團名下；
3. 相關資產及財產，包括其流動資產、在建項目、長期投資、岸綫使用權及設備，以中外合資公司身份，重新登記在南通港口集團名下；
4. 理順及改革職工集資計劃、欠繳稅金債務與罰款及職工購房補貼；
5. 以中外合資公司身份，重新登記南通港口集團銀行借貸及財務融資；
6. 將短期銀行借款變更為中長期借款；及
7. 重新登記員工福利計劃及退休計劃。

南通港口集團之財務資料
下表乃按照中國普遍採納之會計原則而編制之南通港口集團（在上文所述之資產重組前）截至二零零四年十二月三十一日止之三個年度之經審核綜合財務報表及截至二零零五年六月三十日止六個月之未經審核綜合財務報表之摘要：

	截至二零零五年六月三十日止六個月（百萬人民幣）（未經審核）	截至十二月三十一日止年度 二零零四年（百萬人民幣）（經審核）	二零零三年（百萬人民幣）（經審核）	二零零二年（百萬人民幣）（經審核）
營業額	266.4	459.1	326.1	269.0
EBITDA（*附註*）	58.0	78.3	51.3	43.9
稅前溢利／（虧損）淨額	15.6	11.1	(31.1)	0.6
稅後溢利／（虧損）淨額	10.5	11.1	(31.1)	0.6

附註：EBITDA乃按未計入應付利息、稅項、折舊及攤銷前之盈利計算出來，而為提供更具意義及適用之資料，有關數字已就重大非經常性收益及／或虧損而作出調整。

	於二零零五年六月三十日（百萬人民幣）（未經審核）	於十二月三十一日 二零零四年（百萬人民幣）（經審核）	二零零三年（百萬人民幣）（經審核）	二零零二年（百萬人民幣）（經審核）
總資產	1,668.9	1,502.7	1,309.8	1,161.0
總負債	938.2	875.0	808.3	628.3
股東權益	730.7	627.7	501.5	532.7

付款
增資額須按下述方式支付：

1. 60%須於南通港口集團新營業執照簽發之日起1個月內支付；及
2. 40%餘款將於南通港口集團取得新營業執照之日起2個月內支付。

增資額款項將從本集團內部資源籌措。董事預期南通港口集團新營業執照將在二零零五年十一月左右獲得簽發。

擔保
根據協議，本公司將對增資方由訂立協議所引致之義務提供擔保。

原南通港口集團股東已向增資方擔保，在增資方注入增資額前，南通港口集團將有不少於531,302,400人民幣之淨資產。

南通港口集團資產如在編制南通港口集團項目所需之財務報表而作出調整後，出現涉及資產增值部分之任何稅費，須由原南通港口集團股東承擔。

南通港及洋口港均位於中國江蘇省南通市，南通港乃長江第一個主要大噸位貨物港口，而洋口港則是黃海地區目前在開發中之一個大噸位貨物港口。此兩個港口位置貼近與彼此相輔相承之服務性質，不但將使本集團得以建立一個有效物流網絡，更將為本集團客戶提供全面綜合性服務。兩港整合運作所發揮出來之優勢，將可強化本集團在市場之競爭力。

再者，在洋口港建設一經完成而其運作得以開展，本集團在參與南通港口集團所獲得之管理專門知識便能大派用場，並能實現兩港資源配置及經營效益之最大化。本集團亦能以合併管理與行政功能及優化營運成本，爭取更大經濟效益及更高效率。

本公司資料
本集團主要業務包括港口及其他基建項目之開發及投資、物業投資、庫務投資，以及（透過其附屬公司保華建築集團有限公司）樓宇建築工程、土木工程、專項工程及建築材料之製造及買賣。

一般資料
由於本公司之適用百分比率達至5%或以上但低於25%，所以根據上市規則投資項目構成本公司一項須予披露之交易。本公司將在切實可行範圍內儘快寄發一份當中載有協議進一步詳情之通函予股東。

本公佈所用詞彙
於本公佈，下述詞彙具下文所列明之涵義：

「協議」	指	就投資項目，增資方、原南通港口集團股東及南通港口集團之間於二零零五年八月十二日訂立之有條件協議
「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	本公司董事局
「本公司」	指	保華德祥建築集團有限公司，一家於百慕達成立之有限公司，其股份在聯交所上市
「保華集團」或「增資方」	指	保華集團有限公司，一家在香港成立之有限公司並為本公司之一家間接全資附屬公司
「完成」	指	由增資方、原南通港口集團股東及南通港口集團按照協議條款履行彼等各自義務而完成協議
「董事」	指	本公司董事
「原南通港口集團股東」	指	緊隨完成前南通港口集團之原有股東，包括南通市國資委及國投交通公司
「香港」	指	中華人民共和國香港特別行政區
「本集團」	指	本公司及其附屬公司
「投資項目」	指	按照協議條款及條件以增資額注入南通港口集團之建議投資項目
「上市規則」	指	聯交所證券上市規則
「南通市國資委」	指	南通市人民政府國有資產監督管理委員會
「增資額」	指	約435,000,000人民幣（相當於約417,000,000港元），即由增資方按照協議將予注入南通港口集團之款額
「南通港口集團」	指	南通港口集團有限公司
「南通港口集團項目」	指	南通港口集團資產重組
「中國」	指	中華人民共和國，其就本公佈而言將不包括香港、中國澳門特別行政區及台灣
「國投交通公司」	指	國家開發投資公司交通公司
「股東」	指	本公司發行股本中每股面值0.10港元之普通股持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元，香港法定貨幣
「人民幣」	指	人民幣，中國法定貨幣
「TEU」	指	相等於二十呎之單元
「%」	指	百分比

承董事局命
保華德祥建築集團有限公司
副主席兼董事總經理
劉高原

香港，二零零五年八月十二日

於本公佈發表日期，董事局組合如下：

周明權博士：*主席（獨立非執行董事）*
劉高原先生：*副主席及董事總經理*
陳佛恩先生：*執行董事*
周美華女士：*執行董事*
張漢傑先生：*執行董事*
陳國強博士：*非執行董事*
張定球先生：*非執行董事*
郭少強先生：*獨立非執行董事*
陳樹堅先生：*獨立非執行董事*

附註：於本公佈，以1.00港元兑1.043人民幣之匯率僅供參考之用。

• *僅資識別*

SEC MAIL RECEIVED PROCESSING
OCT 03 2005
WASH. D.C. 192 SECTION



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. - ITC Construction Holdings Limited (the "Company") will be held at Sonata, 33/F, Rosedale on the Park, 8 Shelter Street, Causeway Bay, Hong Kong on Thursday, 8th September, 2005 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2005.
2. To declare the final dividend for the year ended 31st March, 2005.
3. To re-elect retiring directors and to fix the directors' remuneration.
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.
5. As special business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

(A) "THAT:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approvals in sub-paragraphs (i) and (ii) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares upon exercise of subscription rights attached to warrants which may be issued by the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) shall be in addition to any other authorization given to the directors of the Company and shall authorise the directors of the Company on behalf of the Company during the Relevant Period to procure the Company to purchase its securities at a price determined by the Directors;

(iii) the aggregate nominal amount of the share capital of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in sub-paragraphs (i) and (ii) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "THAT conditional upon resolutions numbered 5(A) and 5(B) as set out in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company pursuant to and in accordance with the said resolution numbered 5(B) above shall be added to the aggregate nominal amount of the share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to and in accordance with the resolution numbered 5(A) as set out in the notice convening this meeting."

(D) "THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company (representing 10 per cent. of the shares of the Company in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27th August, 2002 (the "Scheme"), the refreshing of the scheme limit in respect of the grant of options to subscribe for ordinary shares in the Company under the Scheme provided that the total number of ordinary shares which may be allotted or issued pursuant to the grant or exercise of options under the Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Scheme) shall not exceed 10 per cent. of the shares of the Company in issue as at the date of passing this resolution (the "Refreshed Mandate Limit") be and is hereby approved and the directors of the Company be and are hereby authorized to grant options under the Scheme up to the Refreshed Mandate Limit, to exercise all powers of the Company to allot, issue and deal with ordinary shares of the Company pursuant to the exercise of such options and to do such acts and execute such documents for or incidental to such purpose."

(E) "THAT the rules of the new share option scheme of Paul Y. Engineering Group Limited (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification), and the adoption thereof by Paul Y. Engineering Group Limited, be and are hereby approved."

6. To consider, and if thought fit, to pass the following resolutions as special resolutions of the Company:

(A) "THAT the bye-laws of the Company be and are hereby amended in the following manner:

(a) By inserting the words "voting by way of a poll is required by the rules of the Designated Stock Exchange or" after the words "decided on a show of hands unless" in the third last line of existing bye-law 66;

(b) By deleting the full-stop at the end of existing bye-law 66(d) and replacing therewith a semi-colon and the word "or" immediately thereafter and by inserting the following as new Bye-law 66(e):

"(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting, and if on a show of hand a meeting votes in the opposite manner to that instructed in those proxies, provided that if it is apparent from the total proxies held that a vote taken on a poll shall not reverse the vote taken on a show of hands, then the Director or Directors shall not be required to demand a poll.";

(c) By deleting the last sentence of existing bye-law 68 and replacing therewith the following:

"68 The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.";

(d) By substituting the existing bye-law 86(2) with the following new bye-law 86(2):

"86(2) The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting.";

(e) By substituting the existing bye-law 87(1) with the following new bye-law 87(1):

"87(1) Notwithstanding any other provisions in the Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation such that each Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting."; and

(f) By inserting the words "and shall continue to act as Director throughout the meeting at which he retires" at the end of the first sentence of bye-law 87(2)."

(B) "THAT subject to the approval of the Registrar of Companies in Bermuda, the name of the Company be changed to "PYI Corporation Limited" and, for identification purpose, "保華集團有限公司" be adopted as the Chinese name of the Company."

7. To transact any other ordinary business of the Company.

By Order of the Board
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 29th July, 2005

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A member may appoint a proxy in respect of part only of his holding of shares of the Company. A proxy need not be a member of the Company.
2. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting at which the person named in the instrument purposes to vote.

As at the date of this notice, the Directors of the Company are:-

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Mr. Chan Fut Yan	:	*Executive Director*
Ms. Chau Mei Wah, Rosanna	:	*Executive Director*
Mr. Cheung Hon Kit	:	*Executive Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Cheung Ting Kau, Vincent	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*



PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED

保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：498)

股東週年大會通告

茲通告保華德祥建築集團有限公司(「本公司」)訂於二零零五年九月八日星期四上午十一時正假座香港銅鑼灣信德街8號珀麗酒店33樓協奏坊舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零五年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。
2. 宣派截至二零零五年三月三十一日止年度之末期股息。
3. 重選退任董事並釐定董事酬金。
4. 續聘核數師並授權董事局釐定其酬金。
5. 作為特別事項，考慮及酌情通過下列決議案為本公司普通決議案：

(A) 「動議：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內根據一切適用法例及本公司之公司細則並在其規限下行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予將會或可能須行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(ii) 本決議案(i)分段之批准授權本公司董事在有關期間內作出或授予將會或可能須於有關期間終止後行使此等權力之售股建議、協議及購股權(包括可轉換為本公司股份之認股權證、債券及債權證)；

(iii) 本公司董事依據本決議案(i)及(ii)分段獲批准配發或同意有條件或無條件配發(不論是否依據購股權或其他)及發行之本公司股本面值總額(惟根據供股(如下文所定義)或依據本公司之購股權計劃而發行本公司股份或本公司因認股權證隨附之認購權獲行使而發行股份或依據本公司不時生效之公司細則作出任何以股代息安排而發行本公司股份者除外)，不得超過本公司於本決議案日期之已發行股本面值總額百分之二十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂根據本決議案所授出之授權。

「供股」乃指本公司董事於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股(惟本公司董事有權在必須或權宜之情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排)。」

(B) 「動議：

(i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內行使本公司所有權力，以根據一切適用法例及聯交所證券上市規則或任何其他證券交易之規定(以不時生效之版本為準)，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市而就此而言獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所上購回本公司已發行股本中之股份；

(ii) (i)段之批准應加上於向本公司董事授出之任何其他授權並應授權本公司董事代表本公司於有關期間促使本公司按董事釐定之價格購回其證券；

(iii) 本公司董事依據本決議案(i)及(ii)分段批准有關期間內購回之本公司股本面值總額，不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所授出之授權。」

(C) 「動議在召開本大會通告第5(A)及5(B)項決議案獲得通過之條件下，本公司依據本公司董事依據及按照上文第5(B)項決議案之授權而購回本公司已發行股本之面值總額，可計入本公司董事依據及按照召開本大會通告第5(A)項決議案可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額內。」

(D) 「動議待香港聯合交易所有限公司上市委員會批准因行使根據本公司於二零零二年八月二十七日採納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(佔通過本決議案日期本公司已發行股份之10%)上市及買賣後，批准更新該按該計劃所授出購股權認購之本公司普通股之計劃上限，惟因根據該計劃授出或行使購股權而可予配發及發行之普通股總數(不包括先前根據該計劃已授出、未行使、已註銷或已行使之購股權)不得超過通過本決議案之日期本公司已發行股份之10%(「更新授權限額」)，並授權本公司董事根據該計劃授出以更新授權限制為限之購股權；行使本公司所有權力以於有關購股權獲行使時配發、發行及處理本公司之普通股股份；以及作出就此而言所需或附帶之行動及簽立就此而言所需或附帶之文件。」

(E) 「動議批准保華建業集團有限公司採納保華建業集團有限公司新購股權計劃之規則(其副本經已提交本大會，並經由本大會主席簽署以資識別)。」

6. 考慮及酌情通過下列決議案為本公司特別決議案：

(A) 「動議按以下方式修訂本公司之公司細則：

(a) 於現行公司細則第66條由結尾倒數第三行中「以舉手方式表決，除非」之字眼後加入「指定證券交易所之規則規定以點票方式表決或」之字眼；

(b) 刪去現有公司細則第66(d)條結尾之句號並由分號及「或」一字取代，並加入下文作為新公司細則第66(e)條：

「(e) 如指定證券交易所之規則有所規定，則任何一名或以上之董事個別或共同持有委任代表投票權佔該會上總投票權5%或以上之股份可於會上要求點票表決，同時，如以舉手方式表決時，表決結果與該等委任代表表格所指示者相反，但如以持有之總代表權而言，舉行點票表決顯然不會推翻舉手表決之結果，則有關董事毋須要求以點票方式表決。」；

(c) 刪去現有公司細則第68條最後一句並以下文取代：

「68 本公司只有在指定證券交易所規則有所規定時才須披露點票表決中的票數。」；

(d) 以下列新公司細則第86(2)條取代現行公司細則第86(2)條：

「86(2) 董事不時且隨時有權任命任何人為董事，以填補董事局臨時空缺或增補現有董事局成員，但委任之董事總人數不得超過股東大會上股東不時規定之董事總人數。任何由董事局任命之董事，其之任期僅直至本公司下屆股東大會(倘填補臨時空缺)或直至本公司下屆股東週年大會(倘增補董事局成員)，有關董事將合資格在會上膺選連任。」；

(e) 以下列新公司細則第87(1)條取代現行公司細則第87(1)條：

「87(1) 不論公司細則中所載之任何其他條文，於每屆股東週年大會上，按當時在任董事人數計三分之一(或倘數目並非三(3)之倍數，則取最接近但不少於三分之一之數目)之董事須輪值退任，而任何董事(包括指定任期之董事)須最少每三年於股東週年大會輪值退任一次。」；及

(f) 於公司細則第87(2)條首句結尾處加入「並將於其退任之整個會議上繼續作為董事」之字眼。」

(B) 「動議待百慕達公司註冊處批准後，本公司之英文名稱更改為「PYI Corporation Limited」；並採納「保華集團有限公司」作為供識別用途之本公司中文名稱。」

7. 處理本公司任何其他普通事項。

承董事局命
公司秘書
黃駿堅

香港，二零零五年七月二十九日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席本公司會議及於會上投票之股東有權委任一位代表代其出席大會及投票。股東可僅就其持有之本公司股份中的某部份委任代表。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於代表委任表格委任之代表擬投票之大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本公司主要營業地點，方為有效。

於本通告日期，本公司董事局成員包括：

周明權博士：主席(獨立非執行)
劉高原先生：副主席兼董事總經理
陳佛恩先生：執行董事
周美華女士：執行董事
張漢傑先生：執行董事
陳國強博士：非執行董事
張定球先生：非執行董事
郭少強先生：獨立非執行董事
陳樹堅先生：獨立非執行董事

SEC MAIL PROCESSING SECTION RECEIVED OCT 03 2005 WASH, D.C. 192

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

ANNOUNCEMENT
COMPLIANCE WITH RULE 13.09 OF THE LISTING RULES
POSSIBLE INVESTMENT IN NANTONG PORT GROUP LTD.

The Company has been selected as the preferred bidder in the open tender invitation for the NTPG Project, which has been confirmed by NETA after a full assessment on the Company's submission of an investment proposal and reorganisation scheme in relation to the same on 19 July 2005.

This announcement is made in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Introduction

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company" and, together with its subsidiaries, the "Group") is pleased to announce that the Company has been selected as the preferred bidder in the open tender invitation for the assets reorganisation of Nantong Port Group Ltd. ("NTPG") (the "NTPG Project"), which has been confirmed by Nantong Equity Transaction Agency Ltd. ("NETA") after a full assessment on the Company's submissions of an investment proposal and reorganisation scheme in relation to the same on 19 July 2005.

NTPG

NTPG is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in the Nantong Port, which is located in Nantong, Jiangsu Province. Nantong Port is a major port close to the mouth of the Yangtze River and is a category one national port open to foreign trade and a hub port of the country.

NTPG occupies 2,880 metres of shoreline along the Yangtze River and land of 2,102 mu. NTPG owns 23 berths for vessels with over 1,000 tonnage, of which 10 berths are for vessels with over 10,000 tonnage with maximum single berth capacity of 50,000 tons. In 2004, NTPG achieved 33.29 million tons of cargo throughput, an increase of 21.2% from 2003.

NTPG is a state-owned enterprise with two shareholders, namely the State Asset Supervision Committee of the Nantong Municipal Government ("SASC") and the State Development and Investment Corporation Transportation Company ("SDIC"). The parties anticipate that a new strategic investor will participate in NTPG through the injection of cash as equity capital to finance the expansion plans of NTPG to meet the continuous increase in demand for port and logistics services in the area.

Background and status of the NTPG Project

On 22 June 2005, NETA, which had been appointed by SASC and SDIC, published a notification and invitation for enrolling potential investors to participate in the NTPG Project.

In accordance with the open tender invitation for the NTPG Project, the Company submitted an investment proposal and reorganization scheme on 19 July 2005. This move is in line with the Group's intention to acquire mature bulk handling river ports in order to build up a complete trans-shipment network on the Yangtze River to complement the development of its existing deep-sea port project at Yangkou Port, Nantong, Jiangsu Province, China.

On 21 July 2005, the Company received notification from NETA that the Company has been selected as the preferred bidder for the NTPG Project. This means that the Company has qualified as the only candidate to proceed with advanced negotiations for a final contract in relation to the NTPG Project.

The Company will commence negotiations with SASC and SDIC shortly with a view to entering into formal agreements in relation to the NTPG Project. It is expected that such agreements will be reached in the next three months.

Compliance under the Listing Rules

The NTPG Project may constitute a notifiable transaction for the Company in the event that the Company enters into a legally binding agreement relating to the same. The Company will comply with all relevant requirements under the Listing Rules and make a further announcement regarding the NTPG Project as and when appropriate.

Shareholders and investors should note that formal agreements may or may not be reached and caution should be exercised when dealing in the securities of the Company.

General

As at the date of this announcement, the Board comprises:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Mr. Chan Fut Yan	:	*Executive Director*
Ms. Chau Mei Wah, Rosanna	:	*Executive Director*
Mr. Cheung Hon Kit	:	*Executive Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Cheung Ting Kau, Vincent	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 26th July, 2005



PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：498）

根據上市規則第13.09條發表之公佈
可能投資南通港口集團有限公司事宜

南通產權交易所對本公司於二零零五年七月十九日就南通港口集團項目遞交之投資建議及重組方案進行全面評估後，確定本公司為南通港口集團項目公開邀請之優先投標人。

本公佈乃按香港聯合交易所有限公司證券上市規則（「上市規則」）第13.09條而作出。

緒言

保華德祥建築集團有限公司（「本公司」，連同其附屬公司合稱為「本集團」）董事局（「董事局」）欣然宣佈，南通產權交易所有限公司（「南通產權交易所」）對本公司於二零零五年七月十九日就南通港口集團有限公司（「南通港口集團」）資產重組（「南通港口集團項目」）遞交之投資建議及重組方案進行全面評估後，確定本公司為南通港口集團項目公開邀請之優先投標人。

南通港口集團

南通港口集團主要從事在南通港（位於江蘇省南通市）提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。南通港為鄰近長江口的主要港口，屬國家一類開放口岸及國家主樞紐港。

南通港口集團岸綫佔有2,880米，土地2,102畝；現有千噸級以上公用生產泊位23個（其中萬噸級以上10個，最大靠泊能力為5萬噸級）。於二零零四年，南通港口集團完成吞吐量3,329萬噸，較二零零三年增長21.2%。

南通港口集團為國有企業，有兩大股東，即南通市人民政府國有資產監督管理委員會（「市國資委」）和國投交通公司。各方預期，新策略投資者將透過以現金作為股本注資，參與南通港口集團，為滿足該地區港口及物流服務需求日益增加而進行之南通港口集團擴充計劃所需之資金。

背景及南通港口集團項目狀況

於二零零五年六月二十二日，南通產權交易所獲市國資委及國投交通公司委任，就登記參與南通港口集團項目之準投資者發出通告及邀請書。

根據南通港口集團項目公開邀請書，本公司於二零零五年七月十九日遞交了投資建議及重組方案。此舉正與本集團收購更多大宗散貨河港之意向一致，從而在長江建立起完備之轉運網絡，以配合現時位於中國江蘇省南通洋口港深水港口之發展。

於二零零五年七月二十一日，本公司收到南通產權交易所之通知，得悉本公司獲選為南通港口集團項目之優先投標人，換言之，僅本公司有資格與南通產權交易所就南通港口集團項目進行深入磋商以敲定最終合同。

本公司與市國資委及國投交通公司不久將開始就南通港口集團項目訂立正式協議進行磋商。預期該等協議將於三個月內達成。

遵守上市規則規定

倘本公司就南通港口集團項目訂立具法律約束力之協議，南通港口集團項目可能構成本公司之須予公佈之交易。本公司將遵守上市規則中的一切相關規定，並於適當時間就南通港口集團項目另行發表公佈。

股東及投資者務請留意，正式協議不一定可予達成，故於買賣本公司證券時務請審慎行事。

一般事項

於本公佈發表日期，董事局成員包括：
周明權博士：主席（獨立非執行）
劉高原先生：副主席及董事總經理
陳佛恩先生：執行董事
周美華女士：執行董事
張漢傑先生：執行董事
陳國強博士：非執行董事
張定球先生：非執行董事
郭少強先生：獨立非執行董事
陳樹堅先生：獨立非執行董事

承董事局命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年七月二十六日

* 僅供識別



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 0498)

RECEIVED
OCT 03 2005
MAIL PROCESSING SECTION
WASH, D.C.
192

REFORM OF THE BOARD AND RE-DESIGNATION OF DIRECTOR

- Dr. Joseph Chow, an existing independent non-executive director, has taken up the position of Chairman;
- Mr. Tom Lau, Deputy Chairman, succeeded Mr. Chan Fut Yan as Managing Director; and
- Dr. Charles Chan stepped down as Chairman and was re-designated as a non-executive director

The board of directors (the "Board") of Paul Y. – ITC Construction Holdings Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce certain reform of the Board effective on 22 July 2005.

APPOINTMENT OF DR. JOSEPH CHOW AS CHAIRMAN

Dr. Chow Ming Kuen, Joseph *OBE, JP*, an existing independent non-executive director, took up the position of Chairman of the Company.

Dr. Chow, aged 64, was appointed as an independent non-executive director of the Company in September 2004. He is also the Chairman of the Company's Remuneration Committee, a member of the Company's Audit Committee and an independent non-executive director of two subsidiaries of the Company. Dr. Chow is a civil and structural engineer by profession. He is a member of CPPCC of Shanghai and a Hon Senior Superintendent of the Hong Kong Auxiliary Police Force. Dr. Chow previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club. He is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers and an independent non-executive director of Chevalier International Holdings Limited (0025.HK), Wheelock Properties Limited (0049.HK) and Build King Holdings Limited (0240.HK).

Dr. Chow, the new Chairman, has been entrusted with the important task of initiating and implementing such further measures to strengthen an independently governed Board and to align with prevailing corporate governance practices and standards.

APPOINTMENT OF MR. TOM LAU AS MANAGING DIRECTOR

Mr. Lau Ko Yuen, Tom, Deputy Chairman, succeeded Mr. Chan Fut Yan as Managing Director of the Company.

Mr. Lau, aged 54, is the Deputy Chairman of the Company, a member of the Remuneration Committee of the Company and a director of various subsidiaries of the Company. Mr. Lau has over 32 years' international corporate management experience. He joined the Group in 1991 and is responsible for its general corporate development and administration. Mr. Lau is also the Deputy Chairman of ITC Corporation Limited (0372.HK), Paul Y. Engineering Group Limited (0577.HK) and Downer EDI Limited (DOW.AX).

RE-DESIGNATION OF DR. CHARLES CHAN AS NON-EXECUTIVE DIRECTOR

Dr. Chan Kwok Keung, Charles stepped down as Chairman and was re-designated as a non-executive director.

Dr. Chan, aged 50, joined the Group in 1987 and was the Chairman since the Company's successful listing on The Stock Exchange of Hong Kong Limited in September 1993. He is a director of a subsidiary of the Company. Dr. Chan holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 25 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He is currently Chairman of ITC Corporation Limited (0372.HK) and Hanny Holdings Limited (0275.HK). He is also the Chairman and Chief Executive Officer of China Strategic Holdings Limited (0235.HK). Dr. Chan previously held directorships in other listed public companies including Pacific Century Premium Developments Limited (0432.HK) (Chairman and executive director), Wing On Travel (Holdings) Limited (1189.HK) (executive director), Downer EDI Limited (DOW.AX) (non-executive director) and China Enterprises Limited (CSHEF - OTC Bulletin Board) (Chairman). Save as disclosed, Dr. Chan did not hold any directorships in any listed public companies in the last three years.

Dr. Chan has personal interest in 11,840,896 ordinary shares of HK$0.10 each in the issued share capital of the Company. He also indirectly owns approximately 33.55% in the entire issued ordinary share capital of ITC Corporation Limited which is indirectly interested in approximately 49.64% of the entire issued share capital of the Company. Dr. Chan is therefore deemed to be a substantial shareholder of the Company. Save as disclosed above, he does not have any interest in the shares or underlying shares of the Company which are discloseable under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), nor does he have any relationship with any directors or senior management or substantial shareholder or controlling shareholder of the Company.

Dr. Chan has not entered into any service contract with the Company. He received total emoluments of HK$1,210,000 from the Group during the financial year ended 31 March 2005. As a non-executive director, he will be subject to retirement by rotation at least once every three years and in accordance with the Company's bye-laws. He will receive a director's fee (currently HK$10,000 per annum for non-executive directors) as determined by the Board pursuant to the authority given by the shareholders at the Company's annual general meetings and with reference to the benchmark in the industry and prevailing market conditions.

Dr. Chan confirmed that he has no disagreement with the Board nor are there any matters that need to be brought to the attention of shareholders of the Company in relation to his re-designation as a non-executive director.

RETIREMENT OF DIRECTORS AT ANNUAL GENERAL MEETING

In accordance with bye-law 87(1) and 87(2) of the Company's bye-laws, Messrs. Chan Fut Yan, Cheung Hon Kit and Cheung Ting Kau, Vincent and Ms. Chau Mei Wah, Rosanna will retire by rotation at the forthcoming annual general meeting. All of these retiring directors have informed the Board of their intention not to seek, and do not offer themselves for, re-election.

APPRECIATION

The Board would like to express its appreciation to Dr. Charles Chan and Mr. Chan Fut Yan for their tremendous leadership of the Company as Chairman and Managing Director respectively since 1993, and to the retiring directors for their valuable contribution to the Company throughout the past years.

Taking this opportunity, the Board would like to extend its warmest welcome to Dr. Joseph Chow and Mr. Tom Lau for their new positions with the Board.

GENERAL

As at the date of this announcement, the Board comprises:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Chan Fut Yan	:	*Executive Director*
Ms. Chau Mei Wah, Rosanna	:	*Executive Director*
Mr. Cheung Hon Kit	:	*Executive Director*
Mr. Cheung Ting Kau, Vincent	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-ExecutiveDirector*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 25 July 2005.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：0498)

董事局革新
及
董事調任

- 現任獨立非執行董事周明權博士接任主席一職；
- 副主席劉高原先生接替陳佛恩先生擔任董事總經理；及
- 陳國強博士辭任主席一職，並調任為非執行董事

保華德祥建築集團有限公司(「本公司」，連同其附屬公司合稱「本集團」)董事局(「董事局」)欣然宣佈董事局進行若干革新，並於二零零五年七月二十二日生效。

委任周明權博士為主席
現任獨立非執行董事周明權博士*OBE, JP*接任本公司主席一職。

周博士，64歲，於二零零四年九月獲委任為本公司之獨立非執行董事，彼亦為本公司薪酬委員會主席、本公司審核委員會成員，以及本公司兩家附屬公司之獨立非執行董事。周博士為專業土木及結構工程師。彼為中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。周博士目前為周明權工程顧問有限公司之主席(該公司為一家獨立土木及結構顧問工程師行)，亦為其士國際集團有限公司(0025.HK)、會德豐地產有限公司(0049.HK)及利基控股有限公司(0240.HK)之獨立非執行董事。

新主席周博士肩負首要任務，乃為強化獨立管理之董事局及配合現時之公司企業管治準則及標準，而開展及貫行進一步之相關措施。

委任劉高原先生為董事總經理
副主席劉高原先生接替陳佛恩先生擔任本公司董事總經理一職。

劉先生，54歲，本公司副主席、本公司薪酬委員會成員，以及本公司多家附屬公司之董事。劉先生積逾三十二年國際企業管理經驗。彼於一九九一年加入本集團，專責集團之全面企業發展及行政管理。劉先生亦為德祥企業集團有限公司 (0372.HK)、保華建業集團有限公司(0577.HK)及Downer EDI Limited (DOW.AX)副主席。

陳國強博士調任為非執行董事
陳國強博士辭任主席一職，並調任為非執行董事。

陳博士，50歲，於一九八七年加盟本集團，並自本公司於一九九三年九月成功於香港聯合交易所有限公司上市起一直擔任主席一職。彼為本公司一家附屬公司董事。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十五年國際企業管理經驗。陳博士現任德祥企業集團有限公司 (0372.HK)及錦興集團有限公司 (0275.HK)主席。彼亦為中策集團有限公司 (0235.HK)主席兼行政總裁。陳博士曾於其他上市公司擔任董事職務，包括盈科大衍物業發展有限公司(0432.HK)(主席兼執行董事)、永安旅遊(控股)有限公司(1189.HK)(執行董事)、Downer EDI Limited(DOW.AX)(非執行董事)及China Enterprises Limited(CSHEF－場外交易議價板)(主席)。除上述披露者外，陳博士概無於過去三年內擔任其他上市公眾公司之董事職務。

陳博士個人持有本公司已發行股本中每股面值0.10港元之11,840,896股普通股，彼亦間接擁有德祥企業集團有限公司(該公司間接擁有本公司全部已發行股本中約49.64%權益)全部已發行普通股股本中約33.55%權益，陳博士因而被視為本公司之主要股東。除上文披露者外，陳博士概無於本公司股份或相關股份中擁有其他根據香港法例第571章證券及期貨條例第XV部須予披露之權益，另與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係。

陳博士與本公司並無訂立任何服務合約。彼於截至二零零五年三月三十一日止財政年度從本集團所收取之總酬金為1,210,000港元。身為非執行董事，彼將須按照本公司之公司細則及每三年最少輪值退任一次。彼將可收取由董事局按股東於本公司股東週年大會之授權，並參考行內準則及現時之市場情況所釐定之董事袍金(對非執行董事而言，現為每年10,000港元)。

陳博士確認，彼與董事局並無任何爭拗，亦無任何與彼調任為非執行董事有關之事宜須知會本公司股東。

董事於股東週年大會上退任
根據本公司之公司細則第87(1)及87(2)條，陳佛恩先生、張漢傑先生、張定球先生及周美華女士將於應屆股東週年大會上輪值退任。全部退任董事已知會董事局，彼等無意尋求亦不會膺選連任。

致謝
董事局謹此感謝陳博士及陳佛恩先生自一九九三年以來分別以主席及董事總經理身份對本公司之傑出領導，亦謹此感謝諸位退任董事多年來對本公司之寶貴貢獻。

董事局亦藉此機會熱烈歡迎周博士及劉先生於董事局擔當新職位。

一般事項
於本公佈日期，董事會由下列人士組成：
周明權博士　：主席(獨立非執行)
劉高原先生　：副主席兼董事總經理
陳國強博士　：非執行董事
陳佛恩先生　：執行董事
周美華女士　：執行董事
張漢傑先生　：執行董事
張定球先生　：非執行董事
郭少強先生　：獨立非執行董事
陳樹堅先生　：獨立非執行董事

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年七月二十五日

* 僅資識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PAUL Y.
ITC

SEC MAIL RECEIVED PROCESSING
OCT 03 2005
WASH. D.C. 192 SECTION

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

DECLARATION OF SPECIAL CASH DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board approved on 17 June 2005 the declaration and payment of a special cash dividend of HK$0.70 per share to be paid on or around Friday, 29 July 2005 to the shareholders whose names appear on the register of members of the Company on Friday, 8 July 2005.

DECLARATION OF SPECIAL CASH DIVIDEND

Reference is made to the interim report of Paul Y. – ITC Construction Holdings Limited (the "Company") dated 23 December 2004 for the six months ended 30 September 2004 and the major transaction circular of the Company dated 24 January 2005 regarding the disposal (the Disposal") of the Company's entire interest in Downer EDI Limited ("Downer"), in which it was stated that the board of directors of the Company (the "Board") intended to distribute a material portion of the proceeds arising from the Disposal (the "Downer Proceeds") by way of a cash dividend to the shareholders, but no firm decision had been made to the amount of the dividend or the timing of its declaration. It was further stated that a further announcement would be made should such dividend be declared.

The Board is pleased to announce that on 17 June 2005, it has resolved to declare a special cash dividend (the "Special Cash Dividend") of HK$0.70 per share of HK$0.10 each ("Share") in the capital of the Company to the shareholders whose names appear on the register of members of the Company on Friday, 8 July 2005.

The Special Cash Dividend will be paid out of the Downer Proceeds and will be paid on or about Friday, 29 July 2005. It is expected that the cheques for cash entitlements will be posted to the shareholders to their registered addresses at their risk on or about Friday, 29 July 2005.

In addition, the Board is considering a further possible distribution to shareholders of the value derived from its investment interest in China Strategic Holdings Limited. No decision has however been made as to the structure and timing of the possible distribution at this stage. The making of the distribution, as well as the structure and timing of the distribution, may be subject to a number of conditions. The distribution is a possibility only and may or may not proceed. Investors are urged to exercise caution when dealing in the Shares. Further announcement will be made as and when a decision is made.

CLOSURE OF THE REGISTER OF MEMBERS OF THE COMPANY

The register of members of the Company will be closed during the period from Wednesday, 6 July 2005 to Friday, 8 July 2005, both dates inclusive, during which period no transfer of Share(s) of the Company will be effected. In order to qualify for the Special Cash Dividend, all transfer of Share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Tuesday, 5 July 2005.

GENERAL

As at the date of this announcement, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fut Yan *(Managing Director)*
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-Executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-Executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. – ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 17 June 2005

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：498)

特別現金股息宣派
及
暫停辦理股東登記手續

董事會於二零零五年六月十七日批准，向於二零零五年七月八日(星期五)名列本公司股東名冊之股東，宣派每股0.70港元之一項特別現金股息，此股息將於二零零五年七月二十九日(星期五)左右派付。

特別現金股息宣派

謹茲提述保華德祥建築集團有限公司(「本公司」)於二零零四年十二月二十三日就截至二零零四年九月三十日止六個月所作出之中期報告，以及於二零零五年一月二十四日就出售本公司於Downer EDI Limited(「Downer」)之全部股權(「該出售事項」)所刊發之主要交易通函，當中曾述本公司董事會(「董事會」)有意以現金股息方式，分派該出售事項之所得款項(「Downer所得款項」)中大部份予股東，惟股息額及宣派時間未有定案，但如若有關股息獲宣派時，將另行發表公佈。

董事會謹此宣佈，於二零零五年六月十七日董事會已決議，向於二零零五年七月八日(星期五)名列本公司股東名冊之股東，宣派一項特別現金股息(「該特別現金股息」)，就本公司股本中每股面值0.10港元股份(「股份」)可獲派0.70港元。

該特別現金股息將由Downer所得款項撥付，並將於二零零五年七月二十九日(星期五)左右派付。預期現金股息支票將於二零零五年七月二十九日(星期五)左右寄予各有權收取之股東之登記地址，郵誤風險由彼等自行承擔。

此外，董事會現正考慮將本公司在中策集團有限公司之投資權益所帶來之價值，作為另一可能分發派付予股東，惟現階段並未就有關可能分派之結構與時間有所定案。作出有關分派(包括分派之結構與時間)可能受多方面條件限制。有關分派純屬一件可能事項，可能會或可能不會進行，投資者在買賣股份時，務須審慎行事。當有關決定一經作出，將另行發表公佈。

暫停辦理本公司股東登記手續

本公司將於二零零五年七月六日(星期三)至二零零五年七月八日(星期五)期間(包括首尾兩日)，暫停辦理本公司股東登記手續，期內將不會登記任何本公司股份之轉讓。如欲獲派該特別現金股息，所有股份過戶文件連同有關股票及已填妥之背頁或另頁過戶表格，最遲須於二零零五年七月五日(星期二)下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

一般資料

於本公佈發表日期，董事會成員包括：

執行董事：
陳國強博士*(主席)*
劉高原先生*(副主席)*
陳佛恩先生*(董事總經理)*
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年六月十七日

* *僅供識別*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：498)

特別現金股息宣派
及
暫停辦理股東登記手續

董事會於二零零五年六月十七日批准，向於二零零五年七月八日(星期五)名列本公司股東名冊之股東，宣派每股0.70港元之一項特別現金股息，此股息將於二零零五年七月二十九日(星期五)左右派付。

特別現金股息宣派

謹茲提述保華德祥建築集團有限公司(「本公司」)於二零零四年十二月二十三日就截至二零零四年九月三十日止六個月所作出之中期報告，以及於二零零五年一月二十四日就出售本公司於Downer EDI Limited(「Downer」)之全部股權(「該出售事項」)所刊發之主要交易通函，當中曾述本公司董事會(「董事會」)有意以現金股息方式，分派該出售事項之所得款項(「Downer所得款項」)中大部份予股東，惟股息額及宣派時間未有定案，但如若有關股息獲宣派時，將另行發表公佈。

董事會謹此宣佈，於二零零五年六月十七日董事會已決議，向於二零零五年七月八日(星期五)名列本公司股東名冊之股東，宣派一項特別現金股息(「該特別現金股息」)，就本公司股本中每股面值0.10港元股份(「股份」)可獲派0.70港元。

該特別現金股息將由Downer所得款項撥付，並將於二零零五年七月二十九日(星期五)左右派付，預期現金股息支票，將於二零零五年七月二十九日(星期五)左右寄予各有權收取之股東之登記地址，郵誤風險由彼等自行承擔。

此外，董事會現正考慮將本公司在中策集團有限公司之投資權益所帶來之價值，作為另一可能分發派付予股東，惟現階段並未就有關可能分派之結構與時間有所定案。作出有關分派(包括分派之結構與時間)可能受多方面條件限制。有關分派純屬一件可能事項，可能會或可能不會進行，投資者在買賣股份時，務須審慎行事。當有關決定一經作出，將另行發表公佈。

暫停辦理本公司股東登記手續

本公司將於二零零五年七月六日(星期三)至二零零五年七月八日(星期五)期間(包括首尾兩日)，暫停辦理本公司股東登記手續，期內將不會登記任何本公司股份之轉讓。如欲獲派該特別現金股息，所有股份過戶文件連同有關股票及已填妥之背頁或另頁過戶表格，最遲須於二零零五年七月五日(星期二)下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

一般資料

於本公佈發表日期，董事會成員包括：

執行董事：
陳國強博士*(主席)*
劉高原先生*(副主席)*
陳佛恩先生*(董事總經理)*
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年六月十七日

* *僅供識別*

SEC MAIL RECEIVED PROCESSING SECTION
OCT 03 2005
192
WASH, D.C.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005

HIGHLIGHTS

RECORD PROFIT FOR 2005

• Turnover	$3,588 million	+6%
• Profit after tax	$523 million	+220%
• Earnings per share	38.6 cents	+164%
• Net asset value per share	$2.32	+13%
• Final dividend	1.5 cents	0%
• Special dividend	70.0 cents	+141%
• Interim dividend	1.5 cents	+50%
• Re-brand as PYI Corporation Limited		
• Board reform		

RESULTS

The board of directors (the "Board") of Paul Y. – ITC Construction Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2005, together with the comparative figures for the previous year, as follows:

	Notes	For the year ended 31st March, 2005 HK$'000	2004 HK$'000
Turnover	2	3,588,015	3,382,466
Cost of sales		(3,363,119)	(3,284,544)
Gross profit		224,896	97,922
Other operating income	3	52,519	41,228
Administrative expenses		(165,332)	(123,705)
Deficit arising on revaluation of investment properties		–	(14,000)
Gain (loss) on disposal of investment properties		1,129	(2,152)
Other operating expenses		(59,574)	(76,539)
Profit (loss) from operations	4	53,638	(77,246)
Finance costs		(6,266)	(9,829)
Gain on partial disposal of subsidiaries		67,968	–
Impairment loss on interest in an associate		(182,087)	–
Gain on disposal and dilution of interests in associates		519,873	152,863
Share of results of associates	5	79,660	133,704
Share of results of jointly controlled entities		898	9,074
Profit before taxation		533,684	208,566
Taxation	6	(11,812)	(45,678)
Profit before minority interests		521,872	162,888
Minority interests		985	739
Profit for the year		522,857	163,627
Dividends	7		
Interim dividend paid		20,538	10,937
Special dividend declared/paid		957,177	317,174
Final dividend proposed		20,511	20,179
		998,226	348,290
Earnings per share		HK cents	HK cents
Basic	8	38.6	14.6
Diluted		38.5	14.2

Notes:

1. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

   In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRS") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st March, 2005.

   HKFRS 3 "Business Combinations" is applicable to business combinations for which the agreement date is on or after 1st January, 2005. The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 31st March, 2005.

   The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are presented.

2. SEGMENTAL INFORMATION

   Business segments:

   For management purposes, the Group's operations are organised into five operating divisions, namely building construction, civil engineering, specialist works, property investment, and treasury investment. These divisions form the basis on which the Group reports its primary segment information.

   Analysis of the Group's turnover and contribution to profit (loss) from operations by business segments are as follows:

   Turnover

	2005 External HK$'000	2005 Inter-segment HK$'000	2005 Total HK$'000	2004 External HK$'000	2004 Inter-segment HK$'000	2004 Total HK$'000
Construction and other contracting businesses:						
Building construction	2,227,525	11,942	2,239,467	2,421,787	22,169	2,443,956
Civil engineering	683,599	–	683,599	463,440	–	463,440
Specialist works	[illegible]	[illegible]	[illegible]	[illegible]		

FINAL DIVIDEND

The Board has resolved to recommend the payment of a final dividend of 1.5 cents per share for the year ended 31st March, 2005 (2004: 1.5 cents per share) to shareholders whose names appear on the Company's register of members as at the close of business on 16th September, 2005. The final dividend is expected to be paid to shareholders by post on or around 14th October, 2005.

The Board has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 16th September, 2005 less a discount of five per cent. of such average price or to the par value of the shares, whichever is the higher. The proposed scrip dividend is conditional upon the Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing of an ordinary resolution by shareholders at the Company's forthcoming annual general meeting approving the final dividend.

A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

Together with the interim dividend of 1.5 cents per share for the six months ended 30th September, 2004 and the special cash dividend of 70 cents per share as declared by the Board on 17th June, 2005, total dividends to shareholders during the year amounted to 73 cents per share. In addition, as announced on 17th June, 2005, the Board is considering a further possible distribution to shareholders of the value derived from its investment interest in China Strategic. No decision has however been made as to the structure and timing of the possible distribution at this stage. The making of the distribution, as well as the structure and timing of the distribution, may be subject to a number of conditions and is a possibility only.

CLOSURE OF THE REGISTER OF MEMBERS OF THE COMPANY

The register of members of the Company will be closed from 14th September, 2005 to 16th September, 2005, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 13th September, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL PERFORMANCE AND POSITION

For the year ended 31st March, 2005, the Group recorded a consolidated turnover of approximately HK$3,588 million (2004: HK$3,382 million), representing an increase of approximately 6% when compared with that of last year. The increase was mainly attributable to the increase of the Group's business in treasury investment.

Construction contracts with thin margin resulting from the residual effect of the financial crisis and property slump in Hong Kong during the past years had been completed during the year. The Group's gross profit rose encouragingly by 130% to some HK$225 million (2004: HK$98 million), representing a gross margin of approximately 6% of the consolidated turnover. Profit from operations of some HK$54 million was achieved as compared with operating loss of some HK$77 million last year. The Group's profit from operations comprised: (i) net gain of approximately HK$72 million in construction and other contracting businesses (2004: HK$41 million loss); (ii) net gain of approximately HK$23 million in property investment (2004: HK$15 million); (iii) net gain of approximately HK$8 million in treasury investment (2004: Nil); (iv) interest income of approximately HK$52 million (2004: HK$37 million); and (v) net loss of approximately HK$101 million in corporate business (2004: HK$88 million).

During the year under review, the Group disposed of all its remaining shareholding interest in Downer and recorded a gain of approximately HK$536 million (2004: HK$179 million). The gain was partially offset by the loss on dilution of interest in China Strategic and Downer of approximately HK$16 million (2004: HK$26 million). Share of results of associates and jointly controlled entities registered a profit of approximately HK$81 million (2004: HK$143 million), showing a decrease of about 44% when compared with that of last year which was mainly due to the further disposal of interest in Downer during the year. In addition, the partial disposal of Paul Y. Engineering Group Limited through a share placement in January 2005 contributed a gain of approximately HK$68 million to the Group. With a remarkable contribution of profits from the disposal of shares in Downer and the share of its results, the Group attained a profit before tax of approximately HK$534 million (2004: HK$209 million). Profit for the year was approximately HK$523 million (2004: HK$164 million) and basic earnings per share was HK38.6 cents (2004: HK14.6 cents).

When compared with the Group's financial position as at last year end, total assets increased by about 46% to some HK$7,111 million (2004: HK$4,862 million) and net current assets increased by about 132% to some HK$2,073 million (2004: HK$895 million). Consequently, current assets improved from 1.6 times to 2.1 times of current liabilities and net debt position in last year changed to net cash position as at the end of year under review. Mainly owing to the disposal of interest in Downer and devaluation of Australian dollars, translation reserve decreased by some HK$84 million. After taking into account the net profit of approximately HK$523 million net of dividends paid of HK$41 million, shareholders' funds increased by 15% to some HK$3,180 million representing HK$2.3 per share as at year end date (2004: HK$2.1 per share).

Net cash outflow from operations was about HK$82 million (2004: HK$77 million) and net cash inflow in respect of investing and financing activities was about HK$1,096 million (2004: HK$96 million), resulting in a net increase in cash of approximately HK$1,014 million (2004: HK$19 million) for the year under review.

The Condensed Consolidated Balance Sheet as at 31st March, 2005 is as follows:

	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS		
Investment properties, property, plant and equipment	827,044	932,633
Project under development	1,806,466	–
Goodwill	61,646	13,831
Interests in associates and jointly controlled entities	391,690	1,441,525
Other non-current assets	21,226	69,676

Technical feasibility, strategic positioning studies and initial design development of Yangkou Port have been completed. 42 km² of marine use rights for the purpose of reclaiming land to develop the port has also been secured, with reclamation of a total area of approximately 21 km² substantially completed as an initial stage. So far, approximately US$30 million has already been injected by both Paul Y Infrastructure and the local PRC partner on a 60/40 basis, and initial construction financing in the amount of RMB70 million from China Construction Bank has been granted.

Property investment

Total value of the Group's property portfolio, excluding those self-used properties, amounted to approximately HK$546 million (2004: HK$515 million) as at 31st March, 2005, equivalent to about 8% (2004: 11%) of the total assets of the Group. Included in the property portfolio is mainly Paul Y. Centre, the Group's headquarters in Kwun Tong, Hong Kong. Overall rental rates of Paul Y. Centre increased as compared with that of last year, and occupancy rate was maintained at a satisfactory level of around 97% (2004: 94%) as at 31st March, 2005. During the year under review, HK$23 million (2004: HK$15 million) of the operating profit was contributed from the business of property investment.

Treasury investment

Total value of the Group's investment securities amounted to approximately HK$173 million as at 31st March, 2005, equivalent to about 2% of the total assets of the Group. Portfolio of high-yield loan receivables amounted to approximately HK$668 million (2004: HK$557 million) as at 31st March, 2005, equivalent to about 9% (2004: 11%) of the total assets of the Group. During the year under review, operating profit of HK$8 million (2004: Nil) was contributed from the business of treasury investment and interest income of HK$52 million (2004: HK$37 million) was recorded.

Major associates

Downer

In November 2004, a company controlled by certain executives of Downer purchased from the Group 5.5 million shares in Downer at A$2.2 each pursuant to the incentive option agreement entered into with the Company in April 2003 and the subsequent settlement agreement dated 29 November 2004. As a result of such disposal, the Group realized an amount of approximately HK$73 million and recorded net profit after tax and expenses of approximately HK$5 million.

In December 2004, the Group disposed of its entire remaining interest in Downer of 56.2 million shares at a price of A$4.55 each to independent third parties. As a result of such disposal, the Group further realized an amount of approximately HK$1,504 million and recorded net profit after tax and expenses of approximately HK$531 million.

The Group no longer has any shareholding interest in Downer after these disposals.

China Strategic

In March 2005, the Company entered into a sale and purchase agreement with an independent third party in relation to the disposal of 135 million shares in China Strategic (representing approximately 15.4% of its existing share capital) at HK$0.193 per share, amounting to a total consideration of HK$26.1 million. Upon completion of the disposal, the Group's shareholding interest in China Strategic will decrease from 29.4% to approximately 14%, and China Strategic will cease to be an associated company of the Company.

The disposal is conditional upon, inter alia, the completion of a capital reorganisation (including, inter alia, a consolidation of two existing shares into one consolidated share) and a group reorganisation involving in specie distribution of certain assets to shareholders by China Strategic. Hanny Holdings Limited ("Hanny") has in turn proposed a voluntary general offer (the "Hanny Offer") to acquire the assets distributed under the group reorganisation. Under this offer, the Group will be entitled to receive either one Hanny share plus HK$1.80 for every consolidated share of China Strategic or a convertible bond issued by Hanny with a face amount of HK$15 for every 5 consolidated shares of China Strategic. For details of the capital reorganisation, group reorganisation and Hanny Offer, shareholders are referred to the joint announcement issued by China Strategic, Hanny and certain others dated 19th April, 2005.

At the current stage, the Company has not yet formed any definite intention as to whether or not it will accept the Hanny Offer or as regards the choice of accepting the options available thereunder if it were to accept the Hanny Offer. Further, the Board is considering a possible distribution to shareholders of the value derived from its investment interest in China Strategic.

OUTLOOK

Following the Group's divestment from Downer, its engineering and construction service businesses will be conducted solely through Paul Y Engineering which is poised to pursue growth strategy in different geographical markets, with primary focus in the Mainland market.

The ports and infrastructure sector in China is experiencing rapid growth and development. Capitalising on this upswing, Paul Y Infrastructure will continue the development of the Yangkou Port and finalise its strategy on the targeted commodities. Master planning of the industrial park on the 42 km² reclaimed land is scheduled to be completed during 2005 and will be followed by initial marketing for sale of the land bank. It is the Group's intention to acquire mature bulk handling river ports in order to build up a complete trans-shipment network on the Yangtze River complementing the deep-sea Yangkou Port. It is anticipated that substantial amount of the Group's resources will be deployed to support this new core focus of the Group.

Barring unforeseeable circumstances, the Group is poised to meet the challenges ahead.

MATERIAL ACQUISITION AND DISPOSAL

Pursuant to the agreements entered into by the Group in March 2004 relating to the Skynet Restructuring Proposal, the entire interests of the Group's construction, engineering and concrete products business were sold to Skynet in exchange for an equity interest of about 95% in Skynet. Shortly following completion in January 2005, the Group reduced its interest in Skynet by the way of a share placement in order to restore Skynet's public float, and recorded a gain of approximately HK$68 million.

To signify its new identity and business focus, Skynet was since re-branded and renamed as Paul Y. Engineering Group Limited. Being separately listed, Paul Y Engineering will be able to pursue its growth and expansion strategies in China and overseas independent of the Company.

The disposal of the Group's entire interests in Downer and the proposed disposal of interest in China Strategic were discussed above.

LIQUIDITY, FINANCIAL RESOURCES, CAPITAL STRUCTURE AND GEARING RATIO

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements. During the year under review, the Group obtained new bank loans in the amount of RMB70 million. The proceeds were used for general working capital of the Group's PRC subsidiaries engaged in port development. [illegible]

Civil engineering	[illegible]	–	[illegible]	[illegible]	–	[illegible]
Specialist works	336,559	134,433	470,992	448,849	76,384	525,233
	3,247,683	146,375	3,394,058	3,334,076	98,553	3,432,629
Property investment	69,872	16,532	85,604	48,390	15,635	64,025
Treasury investment	271,260	–	271,260	–	–	–
Elimination	–	(162,907)	(162,907)	–	(114,188)	(114,188)
	3,588,015	–	3,588,015	3,382,466	–	3,382,466

Contribution to profit (loss) from operations:

	2005 HK$'000	2004 HK$'000
Construction and other contracting businesses:		
Building construction	46,446	(35,045)
Civil engineering	15,269	(5,632)
Specialist works	10,215	(4)
	71,930	(40,681)
Property investment	22,889	14,898
Treasury investment	8,159	–
Interest income	52,336	37,300
Allowance for amounts due from associates	(40,504)	(21,526)
Unallocated corporate expenses	(61,072)	(67,237)
	53,638	(77,246)

Geographical segments:

Analysis of the Group's turnover by geographical markets is as follows: –

	2005 HK$'000	2004 HK$'000
Hong Kong	3,476,116	3,292,897
People's Republic of China and Macau	111,899	89,569
	3,588,015	3,382,466

3. OTHER OPERATING INCOME

	2005 HK$'000	2004 HK$'000
Interest income	52,336	37,300
Gain on disposal of listed other investments	–	3,892
Others	283	36
	52,519	41,228

4. PROFIT (LOSS) FROM OPERATIONS

Profit (loss) from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	2005 HK$'000	2004 HK$'000
Owned assets	52,584	75,674
Less: Amount capitalised in respect of contracts in progress	(1,546)	(4,008)
Amount capitalised in respect of project under development	(599)	–
	50,439	71,666

5. SHARE OF RESULTS OF ASSOCIATES

China Strategic Holdings Limited ("China Strategic"), a company listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") with financial year ended 31st December, became a principal associate of the Group on 30th September, 2003. *Downer EDI Limited ("Downer"), which is listed on the Australian Stock Exchange and the New* Zealand Stock Exchange with financial year ended 30th June, ceased to be a principal associate of the Group in December 2004. Since only published financial information of China Strategic and Downer was available and used by the Group for applying the equity method, the Group's share of results of China Strategic and of Downer for the current and prior year is calculated based on the turnover and results of China Strategic for the year/period from 1st January, 2004 to 31st December, 2004 and from 1st October, 2003 to 31st December, 2003 and turnover and results of Downer for the years from 1st January, 2004 to 31st December, 2004 and from 1st January, 2003 to 31st December, 2003 respectively.

6. TAXATION

	2005 HK$'000	2004 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current year	–	–
Underprovision in prior years	21	166
	21	166
Overseas taxation	5,035	3,322
Deferred taxation	(28,828)	(6,832)
Taxation attributable to the Company and its subsidiaries	(23,772)	(3,344)
Share of tax on results of associates	35,413	49,022
Share of tax on results of jointly controlled entities	171	–
	11,812	45,678

Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits derived from Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Interim dividend paid for 2005 – 1.5 cents per share (2004: 1.0 cent)	20,538	10,937
Special dividend declared for 2005 – 70.0 cents per share (2004: 29.0 cents paid)	957,177	317,174
Final dividend proposed for 2005 – 1.5 cents per share (2004: 1.5 cents)	20,511	20,179
	998,226	348,290
Final dividend paid for 2004 – 1.5 cents (2003: 1.0 cent) per share	20,179	10,727

On 17th June 2005, the Board resolved to declare a special cash dividend of 70 cents per share. The amount of special cash dividend so declared was calculated by reference to 1,367,395,436 shares in issue.

The amount of the final dividend proposed for the year, which will be in scrip form with a cash option, has been calculated by reference to 1,367,395,436 shares in issue.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings:		
Earnings for the purposes of basic earnings per share	522,857	163,627
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	–	(4,651)
Earnings for the purposes of diluted earnings per share	522,857	158,976
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,355,352,439	1,117,367,985
Effect of dilutive potential ordinary shares:		
Share options	1,398,760	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,356,751,199	1,117,367,985

The computation of diluted earnings per share for the year ended 31st March, 2004 had not assumed the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price per share.

	2005	2004
	3,108,072	2,457,665
CURRENT ASSETS		
Amounts due from customers for contract works	185,188	273,210
Properties held for sale	91,278	–
Debtors, deposits and prepayments	1,586,246	1,212,340
Investments in securities	173,284	39,374
Short term bank deposits, bank balances and cash	1,254,556	250,255
Other current assets	712,692	629,484
	4,003,244	2,404,663
CURRENT LIABILITIES		
Amounts due to customers for contract works	435,198	456,140
Creditors and accrued charges	1,074,468	856,298
Loan from a minority shareholder	104,833	–
Bank borrowings – due within one year	289,960	44,048
Other current liabilities	25,452	152,913
	1,929,911	1,509,399
NET CURRENT ASSETS	2,073,333	895,264
TOTAL ASSETS LESS CURRENT LIABILITIES	5,181,405	3,352,929
MINORITY INTERESTS	535,895	10,448
NON-CURRENT LIABILITIES		
Bank borrowings – due after one year	300,000	517,000
Loan from a minority shareholder	241,000	–
Provision for long service payments	1,727	1,727
Deferred tax liabilities	923,020	52,882
	1,465,747	571,609
NET ASSETS	3,179,763	2,770,872
CAPITAL AND RESERVES		
Share capital	136,920	134,525
Reserves	3,042,843	2,636,347
	3,179,763	2,770,872

The Condensed Consolidated Cash Flow Statement is as follows:

	2005 HK$'000	2004 HK$'000
Net cash used in operating activities	(82,266)	(77,235)
Net cash from investing activities	814,270	495,826
Net cash from (used in) financing activities	282,361	(399,375)
Increase in cash and cash equivalents	1,014,365	19,216
Cash and cash equivalents brought forward	233,207	213,991
Cash and cash equivalents carried forward	1,247,572	233,207
Analysis of the balances of cash and cash equivalents:		
Short term bank deposits, bank balances and cash	1,254,556	250,255
Overdraft	(6,984)	(17,048)
	1,247,572	233,207

REVIEW OF OPERATIONS

Construction and contracting businesses – Paul Y Engineering

Upon completion of the asset and debt restructuring proposal (the "Skynet Restructuring Proposal") of Skynet (International Group) Holdings Limited ("Skynet"), a company listed on the Hong Kong Stock Exchange, in January 2005, the Group's entire interests in the construction, engineering and concrete products business were injected into Skynet which has since been renamed Paul Y. Engineering Group Limited ("Paul Y Engineering"). Through Paul Y Engineering and its subsidiaries (the "Paul Y Engineering Group"), the Group continues to engage in the construction and other contracting businesses including building construction, civil engineering and specialist works.

During the year under review, the Paul Y Engineering Group achieved a gross profit of some HK$192 million as compared with a corresponding gross profit of some HK$68 million for last year. Net profit after tax for the year was HK$80 million versus net loss of HK$62 million of last year.

New contracts with an aggregate attributable value of approximately HK$2,978 million were secured during the year. As at the year end, value of work remaining dropped by 8% to approximately HK$4,521 million when compared with last financial year end. The profile of contracts on hand as at 31st March, 2005 is as follows:

	Value of contracts on hand As at 31/3/2005 HK$'million	Value of work remaining As at 31/3/2005 HK$'million
Building construction	4,788	3,244
Civil engineering	1,557	775
Specialist works	878	502
	7,223	4,521

Subsequent to the year end, the Paul Y Engineering Group secured further contracts with an aggregate attributable value of approximately HK$1,315 million.

The uptrend in the Paul Y Engineering Group's gross margin is forecasted to continue. The Paul Y Engineering Group is moving up the value chain to project management service, having leverage on well established client relationship in providing design and construction solution to its clients. With the ongoing vigorous cost saving measures, performance of all business segments of the Paul Y Engineering Group improves satisfactorily.

Port and infrastructure development – Paul Y Infrastructure

Development of the 54%-owned deep-water bulk cargo Yangkou Port in Nantong City, China progressed well during the year. The port will cover 42 km² of reclaimed land on the eastern coast of Nantong City and is the only natural harbour on Jiangsu's eastern coast. Strategically located at the mouth of the Yangtze River, Yangkou Port is ideally situated to become one of China's largest trans-shipment hubs, catering for rapidly growing bulk cargo volumes in strategic commodities such as oil and gas, coal, minerals, agriculture, chemicals, pulp and paper.

which is repayable after one year, was obtained from a minority shareholder to finance the acquisition of interests in subsidiaries. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to three years. As at 31st March, 2005, the Group's total borrowings amounted to approximately HK$831 million (2004: HK$561 million) with HK$290 million (2004: HK$44 million) repayable within one year and HK$541 million (2004: HK$517 million) repayable after one year. Cash balances at 31st March, 2005 amounted to approximately HK$1,255 million (2004: HK$250 million).

As at 31st March, 2005, HK$765 million (2004: HK$561 million) of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars and HK$66 million (2004: Nil) of the Group's borrowings bear interest at a fixed rate and are denominated in Reminbi. The Group's gearing ratio was 0.26 (2004: 0.20) which is calculated based on the total borrowings of HK$831 million (2004: HK$561 million) and the Group's shareholders' funds of HK$3,180 million (2004: HK$2,771 million).

CONTINGENT LIABILITIES

As at 31st March, 2005, the Group had contingent liabilities in respect of outstanding performance bonds on construction contracts of approximately HK$310 million (2004: HK$623 million).

PLEDGE OF ASSETS

As at 31st March, 2005, certain of the Group's properties and investment securities with an aggregate value of approximately HK$753 million (2004: HK$669 million) and the issued share capital of certain subsidiaries of the Company as well as the benefits under certain construction contracts were pledged to banks and financial institutions to secure general credit facilities granted to the Group.

COMMITMENTS

As at 31st March, 2005, the Group had expenditure contracted but not provided for in the financial statements in respect of acquisition of certain equity investments amounting to approximately of HK$48 million (2004: HK$451 million) and certain property, plant and equipment amounting to approximately HK$91 million (2004: Nil).

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2005, the Group employed a total of approximately 1,163 (2004: 1,230) full time employees. Remuneration packages comprised salary and year-end bonuses based on individual merits. In appreciation of employees' continuing support and contribution, a bonus payment was made by the Group during the year.

During the year, an aggregate of 44,200,000 options entitling the holders thereof to subscribe a total of 44,200,000 shares of the Company at exercise prices of HK$2.20 (as to 22,100,000 options) and HK$1.94 (as to 22,100,000 options) were granted under the share option scheme of the Company adopted on 27th August, 2002.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year ended 31st March, 2005, neither the Company nor any or its subsidiaries had repurchased, redeemed or sold any of the Company's listed securities.

COMPLIANCE WITH CODE OF BEST PRACTICE

Save that non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's bye-laws, none of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period for the year ended 31st March, 2005, in compliance with the Code of Best Practice as previously set out in Appendix 14 of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") prior to 1st January, 2005, which remains applicable to disclosure in results announcements in respect of accounting periods commencing before 1st January, 2005 under the transitional arrangement.

PROPOSED CHANGE OF COMPANY NAME

To signify the new business of the Group, the Board proposes that the English name of the Company be changed to "PYI Corporation Limited"; and the adoption of the Chinese name "保華集團有限公司" for identification purpose.

The proposed name change is subject to:

(a) the passing of a special resolution by the shareholders of the Company at the forthcoming annual general meeting; and

(b) the approval of the Registrar of Companies in Bermuda being granted.

A circular containing, among other things, details of the proposed change of name of the Company will be despatched to shareholders of the Company together with the Annual Report 2005.

PROPOSED AMENDMENTS TO BYE-LAWS

Due to recent changes to the Listing Rules relating to the implementation of the Code on Corporate Governance Practices, the Board also seeks approval from the shareholders of the Company by way of a special resolution at the forthcoming annual general meeting to amend the provisions of the bye-laws of the Company in order to bring in line with the changes. A circular containing, among other things, details of the proposed amendments to the *bye-laws of the Company will be despatched to the shareholders of the Company together with the Annual Report* 2005.

BOARD REFORM

In accordance with bye-laws 87(1) and 87(2) of the Company's bye-laws, Messrs. Chan Fut Yan, Cheung Hon Kit, Cheung Ting Kau, Vincent and Ms, Chau Mei Wah, Rosanna will retire at the forthcoming annual general meeting and will not offer themselves for re-election.

With effect from the close of business on 22nd July, 2005, Dr. Chan Kwok Keung, Charles will step down from the position of Chairman and be succeeded by Dr. Chow Ming Kuen, Joseph, an existing independent non-executive director; and Mr. Chan Fut Yan will step down from the position of Managing Director and be succeeded by Mr. Lau Ko Yuen, Tom. In addition, Dr. Charles Chan will be re-designated as a non-executive director of the Company.

Dr. Joseph Chow, the new Chairman, will be delegated the task of initiating and implementing such further measures to strengthen an independently governed Board and to align with prevailing corporate governance practices and standards.

APPRECIATION

The Board would like to take this opportunity to express its appreciation to Dr. Charles Chan and Mr. Chan Fut Yan for their leadership of the Company as Chairman and Managing Director respectively in the past years, and to the retiring directors for their valuable contribution to the Company throughout. Its warmest welcome is extended to Dr. Joseph Chow and Mr. Tom Lau for their new positions with the Board.

The Board would also like to thank shareholders for their support, management and staff for their dedicated efforts and the Group's clients, consultants and partners for all their valuable assistance offered during this past year.

FULL DETAILS OF FINANCIAL INFORMATION

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March, 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July, 2004 under the transitional arrangements, will be published on the website of the Hong Kong Stock Exchange in due course.

GENERAL

As at the date of this announcement, the Board comprises:–

Executive Directors:
Dr. Chan Kwok Keung, Charles (*Chairman*)
Mr. Lau Ko Yuen, Tom (*Deputy Chairman*)
Mr. Chan Fut Yan (*Managing Director*)
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-Executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-Executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 22nd July, 2005

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：498)

截至二零零五年三月三十一日止年度業績公佈

摘要

二零零五年錄得豐厚溢利		
• 營業額	3,588,000,000元	+6%
• 除稅後盈利	523,000,000元	+220%
• 每股盈利	38.6仙	+164%
• 每股資產淨值	2.32元	+13%
• 末期股息	1.5仙	0%
• 特別股息	70.0仙	+141%
• 中期股息	1.5仙	+50%
• 易名為保華集團有限公司		
• 董事局革新		

業績

保華德祥建築集團有限公司(「本公司」)董事局(「董事局」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年三月三十一日止年度之經審核綜合業績連同上年之比較數字如下：

	附註	截至三月三十一日止年度 二零零五年 千港元	二零零四年 千港元
營業額	2	3,588,015	3,382,466
銷售成本		(3,363,119)	(3,284,544)
毛利		224,896	97,922
其他經營收入	3	52,519	41,228
行政費用		(165,332)	(123,705)
投資物業重估虧絀		–	(14,000)
出售投資物業之收益(虧損)		1,129	(2,152)
其他經營開支		(59,574)	(76,539)
經營溢利(虧損)	4	53,638	(77,246)
融資成本		(6,266)	(9,829)
出售附屬公司部份權益之收益		67,968	–
聯營公司權益之減值虧損		(182,087)	–
出售及攤薄聯營公司權益所致收益		519,873	152,863
攤佔聯營公司業績	5	79,660	133,704
攤佔共同控制機構業績		898	9,074
除稅前溢利		533,684	208,566
稅項	6	(11,812)	(45,678)
未計少數股東權益前溢利		521,872	162,888
少數股東權益		985	739
年度溢利		522,857	163,627
股息	7		
已付中期股息		20,538	10,937
已宣派／已付特別股息		957,177	317,174
擬派末期股息		20,511	20,179
		998,226	348,290
		港仙	港仙
每股盈利			
基本	8	38.6	14.6
攤薄		38.5	14.2

附註：

1. 近期頒佈之會計準則產生之潛在影響
於二零零四年，香港會計師公會頒佈多項由二零零五年一月一日或之後開始之會計期間生效之新訂或經修訂之香港會計準則及香港財務報告準則(「香港財務報告準則」)(統稱「新香港財務報告準則」)。本集團於截至二零零五年三月三十一日止年度之財務報表並未提早採納此等新香港財務報告準則。

香港財務報告準則第3號「業務合併」適用於訂約日期為二零零五年一月一日或之後的業務合併。本集團並無進行任何訂約日期為二零零五年一月一日或之後的業務合併。故此，香港財務報告準則第3號於截至二零零五年三月三十一日止年度對本集團並無影響。

本集團已開始評估此等新香港財務報告準則之潛在影響，但目前仍未能確定此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。此等新香港財務報告準則日後或會改變業績及財務狀況之呈列方式。

2. 分部資料
業務分類：
就管理而言，本集團之業務分為五大營運部門，分別為樓宇建築工程、土木工程、專項工程、物業投資及
[illegible]

8. 每股盈利
年內每股基本及攤薄盈利乃根據以下數據計算：

	二零零五年 千港元	二零零四年 千港元
盈利：		
計算每股基本盈利之盈利	522,857	163,627
潛在攤薄普通股之效應：		
基於每股盈利攤薄之攤佔一間聯營公司業績之調整	–	(4,651)
計算每股攤薄盈利之盈利	522,857	158,976
股份數目：		
計算每股基本盈利之普通股加權平均數	1,355,352,439	1,117,367,985
潛在攤薄普通股之效應：		
購股權	1,398,760	–
計算每股攤薄盈利之普通股加權平均數	1,356,751,199	1,117,367,985

由於本公司購股權及認股權證之行使價高於各自之每股平均市場價格，故此在計算截至二零零四年三月三十一日止年度之每股攤薄盈利時，並無假設彼等之兌換情況。

末期股息

董事局已議決建議向二零零五年九月十六日營業時間結束時名列本公司股東名冊之股東派付截至二零零五年三月三十一日止年度末期股息每股1.5港仙(二零零四年：每股1.5港仙)。預期末期股息會以郵寄方式約於二零零五年十月十四日派付予股東。

董事局並建議透過以股代息方式派付末期股息，而股東可選擇收取現金以代替部份或全部有關股息。根據以股代息建議將予發行之股份之市值，將參考本公司股份於截至二零零五年九月十六日止連續三個交易日之平均收市價減該平均價5%之折讓或股份面值(以較高者為準)計算。以股代息建議須待聯交所批准將予發行之新股份上市及買賣及股東在本公司應屆股東周年大會上通過普通決議案批准末期股息後方可作實。

載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

計及截至二零零四年九月三十日止六個月之每股1.5港仙中期股息以及董事局於二零零五年六月十七日宣派之每股70港仙特別現金股息，年內派發予股東之總股息達73港仙。此外，誠如二零零五年六月十七日所公佈，董事局現正考慮將本公司在中策之投資權益所帶來之價值，作為另一可能分發派付予股東。然而，現階段並未就有關可能分派之結構及時間有所定案。作出有關分派以至分派之結構及時間取決於多項條件，且僅屬可能進行事項。

暫停辦理本公司股東登記手續

本公司將於二零零五年九月十四日至二零零五年九月十六日(首尾兩日包括在內)暫停辦理本公司股東登記手續，期內將不會登記任何本公司股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背面或另頁之過戶表格，最遲須於二零零五年九月十三下午四時正前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

管理層討論及分析

財務表現及狀況回顧

於截至二零零五年三月三十一日止財政年度，本集團錄得綜合營業額約3,588,000,000港元(二零零四年：3,382,000,000港元)，相比去年增加約6%。增加主要由於本集團之庫務投資業務增加所致。

年內，過往幾年金融危機與樓市低迷導致建築合約利潤微薄之時終告過去。本集團之毛利上升130%至約225,000,000港元(二零零四年：98,000,000港元)，成績叫人鼓舞，而毛利率約為綜合營業額之6%，經營溢利約為54,000,000港元，而去年則錄得約77,000,000港元之經營虧損。本集團之經營溢利包括：(i)建築及其他承包業務之收益淨額約72,000,000港元(二零零四年：41,000,000港元虧損)；(ii)物業投資之收益淨額約23,000,000港元(二零零四年：15,000,000港元)；(iii)庫務投資之收益淨額約8,000,000港元(二零零四年：無)；(iv)利息收入約52,000,000港元(二零零四年：37,000,000港元)；及(v)企業業務之虧損淨額約101,000,000港元(二零零四年：88,000,000港元)。

本年度內，本集團出售了手上所有剩餘的Downer股權並錄得收益約536,000,000港元(二零零四年：179,000,000港元)。此項收益已部份用作抵銷約16,000,000港元(二零零四年：26,000,000港元)之攤佔中策及Downer權益所致虧損。攤佔聯營公司及共同控制機構業績錄得溢利約81,000,000港元(二零零四年：143,000,000港元)，較去年減少約44%，主要由於本年度內進一步出售於Downer之權益所致。此外，本集團於二零零五年一月透過股份配售來出售保華建築集團有限公司之部份權益，本集團因此而錄得約68,000,000港元收益。由於出售Downer股份及攤佔Downer業績所帶來之強勁溢利貢獻，本集團取得本年度稅前溢利約534,000,000港元(二零零四年：209,000,000港元)。本年度溢利約523,000,000港元(二零零四年：164,000,000港元)，而每股基本盈利則為38.6港仙(二零零四年：14.6港仙)。

與本集團上年度結束時之財政狀況相比，本集團之總資產增加了約46%至約7,111,000,000港元(二零零四年：4,862,000,000港元)。而流動資產淨值則增加了約132%至近2,073,000,000港元(二零零四年：895,000,000港元)。流動資產因而有所改善，由去年相當於流動負債之1.6倍增加至2.1倍，而去年之淨負債情況於本年度結束時，已變為淨現金水平。主要由於出售Downer之權益及澳元貶值，導致匯兌儲備減少近84,000,000港元。計入扣除已派發股息41,000,000港元之溢利淨額約523,000,000港元，股東資金增加了15%至年結日近3,180,000,000港元，即每股2.3港元(二零零四年：每股2.1港元)。

經營業務之現金流出淨額約為82,000,000港元(二零零四年：77,000,000港元)，而投資及融資之[illegible]約為1,006,000,000港元(二零零四年：96,000,000港元)，導致本年度之現金出現

於本年度結束後，保華建築集團再取得總值約1,315,000,000港元之工程合約。

保華建築集團之毛利正處於升軌並可望持續。憑藉其為客戶提供設計及建築方案而建立之深厚客戶關係，保華建築集團正提升其價值鏈至項目管理服務。保華建築集團不斷實行嚴控成本措施，故其各業務分部之表現可望取得滿意之改善。

港口及基建發展項目－保華基建

本集團持有54%權益之中國南通市洋口深水港大宗散貨深水碼頭年內進展良好。此港口位於南通市東岸，填海面積達42平方公里，並為江蘇東岸唯一天然港。洋口港位處長江河口要津，地點適中，具備成為中國其中一個最大貨物轉運腹地之條件，將能配合具策略性商品(如原油燃氣、煤、礦產、農產品、化工品以及紙漿紙張等)的大宗散貨之快速增長需要。

洋口港之相關技術可行性、策略定位研究及初步設計發展已獲完成，本集團亦已取得使用42平方公里填海所得土地發展碼頭之海域使用權，首階段約21平方公里土地之填海工程已大致完成。至今，保華基建已與當地中方合作夥伴按六四比例注資約30,000,000美元。另中國建設銀行已批出人民幣70,000,000元之初步建築融資。

物業投資

於二零零五年三月三十一日，撇除自用物業，本集團物業投資組合之總值約達546,000,000港元(二零零四年：515,000,000港元)，相當於本集團總資產約8%(二零零四年：11%)。物業投資組合主要包括本集團位於香港觀塘之總部保華企業中心。於二零零五年三月三十一日，保華企業中心之整體租金均較去年上升，而佔用率則維持在97%左右(二零零四年：94%)，成績不俗。於本年度，23,000,000港元(二零零四年：15,000,000港元)之經營溢利為來自物業投資業務。

庫務投資

於二零零五年三月三十一日，本集團之投資證券總值約達173,000,000港元，相當於本集團總資產約2%。於二零零五年三月三十一日，應收高收益貸款組合達約668,000,000港元(二零零四年：557,000,000港元)，相當於本集團總資產約9%(二零零四年：11%)。本年度，8,000,000港元(二零零四年：無)之經營溢利來自庫務投資業務，錄得利息收入52,000,000港元(二零零四年：37,000,000港元)。

主要聯營公司

Downer

二零零四年十一月，根據與本公司於二零零三年四月訂立之獎勵選擇權協議及隨後於二零零四年十一月二十九日訂立之結算協議，由Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份。本集團因該出售事項變現約73,000,000港元，並錄得除稅及開支後純利約5,000,000港元。

二零零四年十二月，本集團以每股4.55澳元將其全部餘下56,200,000股Downer股份權益出售予多名獨立第三方。本集團因該出售事項進一步變現約1,504,000,000港元，並錄得除稅及開支後純利約531,000,000港元。

本集團在此等出售事項後不再持有Downer任何股份權益。

中策

二零零五年三月，本公司與一名獨立第三方就以每股0.193港元出售135,000,000股中策股份(佔其現有股本約15.4%)訂立買賣協議，合計總代價達26,100,000港元。於出售事項完成時，本集團於中策之持股權益將由約29.4%減至約14%，而中策將不再為本公司之聯營公司。

出售事項須待(其中包括)中策之股本重組(其中包括將兩股現有股份合併為一股合併股份等)及集團重組(涉及中策向股東實物分派其若干資產)完成後方可作實。錦興集團有限公司(「錦興」)轉而提出自願性全面收購建議(「錦興收購建議」)以收購根據集團重組獲分派之資產。根據此項收購建議，本公司將有權收取一股錦興股份連1.80港元(按每1股中策合併股份所收取)，或錦興按每5股中策合併股份所發行面值15港元之一份可換股債券。有關股本重組、集團重組及錦興收購建議之詳情，股東可參閱中策、錦興及若干其他方於二零零五年四月十九日發表之聯合公佈。

本公司在現階段尚未就是否接納錦興收購建議或接納建議項下之選擇權(如屬接納錦興收購建議之情況)得出任何確切意向。此外，董事局現正考慮將本公司在中策之投資權益所帶來之價值，作為一項可能分發派付予股東。

展望

隨著本集團減持Downer之投資，集團之工程及建築服務業務將純透過保華建築進行，而保華建築將致力落實於不同地區市場之增長策略，並主力開拓內地市場。

中國之港口及基建行業正在飛快發展。趁此大好形勢，保華基建將繼續洋口深水碼頭之設計發展，並落實有關目標商品之策略。有關在42平方公里填海所得土地上興建工業園之總規劃工作定於二零零五年內完成，隨之便會展開出售土地儲備之初步市場推廣工作。本集團打算收購更多大宗散貨碼頭，在長江建立起完備之轉運網絡，以配合洋口深水碼頭。預期本集團將調撥大量資源以配合本集團此項新的核心業務方針。

在排除意外情況下，本集團有能力應付日後之挑戰。

重大收購及出售

根據本集團於二零零四年三月就天網重組計劃訂立之協議，本集團之建築、工程及混凝土產品業務全部權益已售予天網以換取天網約95%股權。緊隨二零零五年一月完成後，本集團以股份配售方式減持其於天網之權益，以恢復天網之公眾持股量，並錄得收益約68,000,000港元。

為突顯本身之新身分及業務焦點，天網遂經重新包裝並易名為保華建築集團有限公司。作為獨立上市公司，保華建築將能獨立於本公司而落實其謀求國內外增長與擴張之策略。

出售本集團於Downer之全部權益及建議出售中策權益等事項已於前文講述。

流動資金、資本來源、資本結構及資本負債比率

本集團就其整體業務營運採納審慎之資金及財資政策，設有多項信貸作為其所需之營運資金。本年度內，本集團取得人民幣70,000,000元之新借銀行貸款作為集團旗下從事港口發展之中國附[illegible]

本集團之營業額及經營溢利(虧損)之貢獻按業務分類分析如下：

營業額：

	二零零五年 對外 千港元	二零零五年 分部之間 千港元	二零零五年 總計 千港元	二零零四年 對外 千港元	二零零四年 分部之間 千港元	二零零四年 總計 千港元
建築及其他承包業務：						
樓宇建築工程	2,227,525	11,942	2,239,467	2,421,787	22,169	2,443,956
土木工程	683,599	–	683,599	463,440	–	463,440
專項工程	336,559	134,433	470,992	448,849	76,384	525,233
	3,247,683	146,375	3,394,058	3,334,076	98,553	3,432,629
物業投資	69,072	16,532	85,604	48,390	15,635	64,025
庫務投資	271,260	–	271,260	–	–	–
對銷	–	(162,907)	(162,907)	–	(114,188)	(114,188)
	3,588,015	–	3,588,015	3,382,466	–	3,382,466

經營溢利(虧損)貢獻：

	二零零五年 千港元	二零零四年 千港元
建築及其他承包業務：		
樓宇建築工程	46,446	(35,045)
土木工程	15,269	(5,632)
專項工程	10,215	(4)
	71,930	(40,681)
物業投資	22,889	14,898
庫務投資	8,159	–
利息收入	52,236	37,300
應收聯營公司款項之撥備	(49,504)	(21,526)
未分配企業開支	(61,072)	(67,237)
	53,638	(77,246)

地區分類：

本集團之營業額按地區市場分析如下：

	二零零五年 千港元	二零零四年 千港元
香港	3,476,116	3,292,897
中華人民共和國及澳門	111,899	89,569
	3,588,015	3,382,466

3. 其他經營收入

	二零零五年 千港元	二零零四年 千港元
利息收入	52,236	37,300
出售上市其他投資之淨收益	–	3,892
其他	283	36
	52,519	41,228

4. 經營溢利(虧損)

下列之經營溢利(虧損)乃扣除物業、機械及設備之折舊及攤銷後得出：

	二零零五年 千港元	二零零四年 千港元
自置資產	52,584	75,674
減：撥作在建工程資本之款項	(1,546)	(4,008)
撥作發展中項目資本之款項	(599)	–
	50,439	71,666

5. 攤佔聯營公司業績

中策集團有限公司(「中策」)(一間於香港聯合交易所有限公司(「香港聯交所」)上市之公司，其財政年度結束日期為十二月三十一日)於二零零三年九月三十日成為本集團之主要聯營公司。Downer EDI Limited (「Downer」)(一間於澳洲證券交易所及新西蘭證券交易所上市之公司，其財政年度結束日期為六月三十日)自二零零四年十二月起不再是本集團之主要聯營公司。由於本集團根據於採用權益法時可採用中策及Downer已刊發之財務資料，因此，本集團攤佔中策及Downer本年度及上年度之業績，乃分別根據中策於二零零四年一月一日至二零零四年十二月三十一日及二零零三年十月一日至二零零三年十二月三十一日之年度／期間業績，以及Downer於二零零四年一月一日至二零零四年十二月三十一日及二零零三年一月一日至二零零三年十二月三十一日止年度之業績及業績計算。

6. 稅項

	二零零五年 千港元	二零零四年 千港元
稅項支出包括：		
香港利得稅：		
本年度	–	–
以往年度準備不足	21	166
	21	166
海外稅項	5,035	3,322
遞延稅項	(28,828)	(6,832)
本公司及其附屬公司應佔稅項	(23,772)	(3,344)
攤佔聯營公司業績之稅項	35,413	49,022
攤佔共同控制機構業績之稅項	171	–
	11,812	45,678

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率17.5%(二零零四年：17.5%)計算。

海外稅項根據各有關司法權區之稅率計算。

7. 股息

	二零零五年 千港元	二零零四年 千港元
已付二零零五年中期股息－每股1.5港仙(二零零四年：1.0港仙)	20,538	10,937
已宣派二零零五年特別股息－每股70.0港仙(二零零四年：已付29.0港仙)	957,177	317,174
擬派二零零五年末期股息－每股1.5港仙(二零零四年：1.5港仙)	20,511	20,179
	998,226	348,290
已付二零零四年末期股息－每股1.5港仙(二零零三年：1.0港仙)	20,179	10,727

於二零零五年六月十七日，董事局議決宣派特別現金股息每股70港仙。所宣派之特別現金股息乃參照1,367,395,436股已發行股份計算。

本年度建議之以股代息連同現金選擇權之末期股息數額乃參照1,367,395,436股已發行股份計算。

現金流入淨額則約為1,096,000,000港元(二零零四年：96,000,000港元)，導致本年度之現金出現約1,014,000,000港元(二零零四年：19,000,000港元)之淨增加。

於二零零五年三月三十一日之簡明綜合資產負債表如下：

	二零零五年 千港元	二零零四年 千港元
非流動資產		
投資物業、物業、機械及設備	827,044	932,633
發展中項目	1,806,466	–
商譽	61,646	13,831
聯營公司及共同控制機構權益	391,690	1,441,525
其他非流動資產	21,226	69,676
	3,108,072	2,457,665
流動資產		
應收客戶合約工程款項	185,188	273,210
持作出售物業	91,278	–
應收賬款、訂金及預付款項	1,586,246	1,212,340
證券投資	173,284	39,374
短期銀行存款、銀行結餘及現金	1,254,556	250,255
其他流動資產	712,692	629,484
	4,003,244	2,404,663
流動負債		
應付客戶合約工程款項	435,198	456,140
應付賬款及應計費用	1,074,468	856,298
一名少數股東貸款	104,833	–
一年內到期之銀行借款	289,960	44,048
其他流動負債	25,452	152,913
	1,929,911	1,509,399
流動資產淨值	2,073,333	895,264
總資產減流動負債	5,181,405	3,352,929
少數股東權益	535,895	10,448
非流動負債		
一年後到期之銀行借款	300,000	517,000
一名少數股東貸款	241,000	–
長期服務金準備	1,727	1,727
遞延稅項負債	923,020	52,882
	1,465,747	571,609
資產淨值	3,179,763	2,770,872
資本及儲備		
股本	136,920	134,525
儲備	3,042,843	2,636,347
	3,179,763	2,770,872

簡明綜合現金流動表如下：

	二零零五年 千港元	二零零四年 千港元
用於經營業務之現金淨額	(82,266)	(77,235)
來自投資業務之現金淨額	814,270	495,826
來自(用於)融資活動之現金淨額	282,361	(399,375)
現金及現金等值項目增加	1,014,365	19,216
承前現金及現金等值項目	233,207	213,991
結轉現金及現金等值項目	1,247,572	233,207
現金及現金等值項目結餘分析：		
短期銀行存款、銀行結餘及現金	1,254,556	250,255
透支	(6,984)	(17,048)
	1,247,572	233,207

業務回顧

建築及承包業務 － 保華建業

本集團在天網(國際集團)有限公司(「天網」，一家於香港聯交所上市之公司)之資產與債務重組方案(「天網重組方案」)於二零零五年一月完成時，其於建築、工程及混凝土產品業務之全部權益已注入天網，而天網亦自此易名為保華建業集團有限公司(「保華建業」)。透過保華建業及其附屬公司(「保華建業集團」)，本集團繼續從事建築及其他承包業務，包括樓宇建築工程、土木工程及專項工程。

於本年度，保華建業集團錄得毛利近192,000,000港元，而去年則錄得毛利約68,000,000港元。本年度之除稅後溢利淨額為80,000,000港元，去年則錄得虧損淨額62,000,000港元。

於本年度，取得總應佔價值約2,978,000,000港元之新合約。與上一個財政年度結束時比較，於本年度結束時之餘下工程價值減少8%至約4,521,000,000港元。於二零零五年三月三十一日持有之工程合約資料如下：

	於二零零五年三月三十一日持有工程合約價值 百萬港元	於二零零五年三月三十一日餘下工程價值 百萬港元
樓宇建築工程	4,788	3,244
土木工程	1,557	775
專項工程	878	502
	7,223	4,521

本年度內，本集團取得人民幣70,000,000元之新借銀行貸款作為集團旗下從事港口發展之中國附屬公司的一般營運資金用途。本集團又從一名少數股東取得一筆241,000,000港元須於一年後償還之貸款，以供收購附屬公司權益之用。本集團貸款乃按市場息率計息，還款期由一年至六年不等。於二零零五年三月三十一日，本集團借款共達約831,000,000港元(二零零四年：561,000,000港元)，其中290,000,000港元(二零零四年：44,000,000港元)須於一年內償還，另541,000,000港元(二零零四年：517,000,000港元)須於一年後償還。於二零零五年三月三十一日之現金結餘約為1,255,000,000港元(二零零四年：250,000,000港元)。

於二零零五年三月三十一日，本集團借款中有765,000,000港元(二零零四年：561,000,000港元)按浮動息率計息並以港元為單位。本集團借款中有66,000,000港元(二零零四年：無)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.26(二零零四年：0.20)，該項比率乃根據本集團831,000,000港元(二零零四年：561,000,000港元)之總借款及3,180,000,000港元(二零零四年：2,771,000,000港元)之股東資金計算。

或然負債

於二零零五年三月三十一日，本集團就仍然有效之建築合約履約擔保書有約310,000,000港元(二零零四年：623,000,000港元)之或然負債。

資產抵押

於二零零五年三月三十一日，本集團總值約753,000,000港元(二零零四年：669,000,000港元)之若干物業及投資證券，與本公司若干附屬公司之已發行股本連同於若干建築合約之利益已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。

承擔

於二零零五年三月三十一日，本集團就收購若干股本投資及若干物業、機械及設備而分別錄得約共48,000,000港元(二零零四年：451,000,000港元)及約91,000,000港元(二零零四年：無)之已訂約但並未於財務報表撥備之開支。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零五年三月三十一日，本集團共聘用約1,163名(二零零四年：1,230名)全職僱員。酬金包括薪金及按表現個別發放之年終花紅。為感謝僱員一直以來之支持及貢獻，年內本集團已發放獎金。

年內，根據本公司於二零零二年八月二十七日採納之購股權計劃合共授出44,200,000份購股權，授權其持有人以2.20港元(涉及22,100,000份購股權)及1.94港元(涉及22,100,000份購股權)之行使價，認購合共44,200,000股本公司股份。

購買、出售或贖回上市證券

於截至二零零五年三月三十一日止年度內，本公司或其任何附屬公司概無購回、贖回或出售任何本公司之上市證券。

遵守最佳應用守則

除非執行董事無固定任期，須按照本公司公司細則在股東週年大會上輪值告退外，本公司董事概不知悉有任何資料足以合理地顯示本公司現時或於截至二零零五年三月三十一日止年度之會計期間任何時間並無遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載(二零零五年一月一日前)之最佳應用守則。根據過渡安排，最佳應用守則仍適用於二零零五年一月一日前開始之會計期間之業績公佈披露。

建議更改公司名稱

為突顯本集團之新業務，董事局建議將本公司之英文名稱改為「PYI Corporation Limited」；並採納「保華集團有限公司」為供識別用途之中文名稱。

更改名稱建議須待下列條件達成後，方可作實：

(a) 獲本公司股東於應屆股東週年大會上通過特別決議案批准；及

(b) 獲百慕達公司註冊處處長批准。

載有(其中包括)建議更改本公司名稱之通函，將連同二零零五年年報一併寄予本公司各股東。

建議修訂公司細則

由於上市規則於近期修訂有關落實企業管治常規守則，董事局亦建議本公司股東於應屆股東週年大會上批准特別決議以修訂本公司之公司細則之有關條文，從而與上述修訂看齊。載有(其中包括)建議修訂本公司公司細則詳情之通函，將連同二零零五年年報一併寄予本公司各股東。

董事局革新

根據本公司之公司細則第87(1)及87(2)條，陳佛恩先生、張漢傑先生、張定球先生及周美華女士將於應屆股東週年大會上退任，而彼等將不會膺選連任。

由二零零五年七月二十二日營業時間結束時起，陳國強博士將辭任主席一職，而將由現任獨立非執行董事周明權博士繼任。另一方面，陳佛恩先生將辭任董事總經理一職，而將由劉高原先生繼任。此外，陳國強博士將調任為本公司之非執行董事。

新任主席周明權博士將肩負為強化獨立管理之董事局及配合現時之公司企業管治準則及標準，而開展及實行進一步的相關措施。

致謝

董事局謹藉此機會感謝陳國強博士及陳佛恩先生多年來分別以主席及董事總經理身份領導本公司，以及感謝諸位退任董事對本公司之寶貴貢獻，董事局同時亦熱烈歡迎周明權博士及劉高原先生在董事局擔當新職位。

董事局亦謹此感謝股東之鼎力支援、管理層及全體員工之竭誠服務，以及本集團之客戶、顧問及業務夥伴之寶貴貢獻。

詳盡財務資料

載有上市規則附錄十六第45(1)至45(3)段所規定本公司全部財務及其他相關資料將於稍後在香港聯交所網頁登載。此項規定於二零零四年三月三十一日前生效，惟根據過渡安排仍適用於二零零四年七月一日之前開始之會計期間。

一般資料

於本公佈日期，董事局包括：

執行董事：
陳國強博士(主席)
劉高原先生(副主席)
陳佛恩先生(董事總經理)
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

代表董事局
主席
陳國強博士

香港，二零零五年七月二十二日

* 僅供識別

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：498)

截至二零零五年三月三十一日止年度業績公佈

摘要

二零零五年錄得豐厚溢利		
• 營業額	3,588,000,000元	+6%
• 除稅後溢利	523,000,000元	+220%
• 每股盈利	38.6仙	+164%
• 每股資產淨值	2.32元	+13%
• 末期股息	1.5仙	0%
• 特別股息	70.0仙	+141%
• 中期股息	1.5仙	+50%
• 易名為保華集團有限公司		
• 董事局革新		

業績

保華德祥建築集團有限公司(「本公司」)董事局(「董事局」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年三月三十一日止年度之經審核綜合業績連同上年之比較數字如下：

	附註	截至三月三十一日止年度 二零零五年 千港元	二零零四年 千港元
營業額	2	3,588,015	3,382,466
銷售成本		(3,363,119)	(3,284,544)
毛利		224,896	97,922
其他經營收入	3	52,519	41,228
行政費用		(165,332)	(123,705)
投資物業重估虧絀		–	(14,000)
出售投資物業之收益(虧損)		1,129	(2,152)
其他經營開支		(59,574)	(76,539)
經營溢利(虧損)	4	53,638	(77,246)
融資成本		(6,266)	(9,829)
出售附屬公司部份權益之收益		67,968	–
聯營公司權益之減值虧損		(182,087)	–
出售及攤薄聯營公司權益所致收益		519,873	152,863
攤佔聯營公司業績	5	79,660	133,704
攤佔共同控制機構業績		898	9,074
除稅前溢利		533,684	208,566
稅項	6	(11,812)	(45,678)
未計少數股東權益前溢利		521,872	162,888
少數股東權益		985	739
年度溢利		522,857	163,627
股息	7		
已付中期股息		20,538	10,937
已宣派／已付特別股息		957,177	317,174
擬派末期股息		20,511	20,179
		998,226	348,290
		港仙	港仙
每股盈利			
基本	8	38.6	14.6
攤薄		38.5	14.2

附註：

1. 近期頒佈之會計準則產生之潛在影響
於二零零四年，香港會計師公會頒佈多項由二零零五年一月一日或之後開始之會計期間生效之新訂或經修訂之香港會計準則及香港財務報告準則(「香港財務報告準則」)(統稱「新香港財務報告準則」)。本集團於截至二零零五年三月三十一日止年度之財務報表並未提早採納此等新香港財務報告準則。

香港財務報告準則第3號「業務合併」適用於訂約日期為二零零五年一月一日或之後的業務合併。本集團並無進行任何訂約日期為二零零五年一月一日或之後的業務合併。故此，香港財務報告準則第3號於截至二零零五年三月三十一日止年度對本集團並無影響。

本集團已開始評估此等新香港財務報告準則之潛在影響，但目前仍未能確定此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。此等新香港財務報告準則日後或會改變業績及財務狀況之呈列方式。

2. 分部資料
業務分類：
就管理而言，本集團之業務分為五大營運部門，分別為樓宇建築工程、土木工程、專項工程、物業投資及庫務投資。此等部門乃作為本集團匯報主要分部資料之基準。

8. 每股盈利
年內每股基本及攤薄盈利乃根據以下數據計算：

	二零零五年 千港元	二零零四年 千港元
盈利：		
計算每股基本盈利之盈利	522,857	163,627
潛在攤薄普通股之效應：		
基於每股盈利攤薄之攤佔一間聯營公司業績之調整	–	(4,651)
計算每股攤薄盈利之盈利	522,857	158,976
股份數目：		
計算每股基本盈利之普通股加權平均數	1,355,352,439	1,117,367,985
潛在攤薄普通股之效應：		
購股權	1,398,760	–
計算每股攤薄盈利之普通股加權平均數	1,356,751,199	1,117,367,985

由於本公司購股權及認股權證之行使價高於各自之每股平均市場價格，故此在計算截至二零零四年三月三十一日止年度之每股攤薄盈利時，並無假設彼等之兌換情況。

末期股息

董事局已議決建議向二零零五年九月十六日營業時間結束時名列本公司股東名冊之股東派付截至二零零五年三月三十一日止年度末期股息每股1.5港仙(二零零四年：每股1.5港仙)。預期末期股息會以郵寄方式約於二零零五年十月十四日派付予股東。

董事局並建議透過以股代息方式派付末期股息，而股東可選擇收取現金以代替部份或全部有關股息。根據以股代息建議將予發行之股份之市值，將參考本公司股份於截至二零零五年九月十六日止連續三個交易日之平均收市價減該平均價5%之折讓或股份面值(以較高者為準)計算。以股代息建議須待聯交所批准將予發行之新股份上市及買賣及股東在本公司應屆股東周年大會上通過普通決議案批准末期股息後方可作實。

載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

針及截至二零零四年九月三十日止六個月之每股1.5港仙中期股息以及董事局於二零零五年六月十七日宣派之每股70港仙特別現金股息，年內派發予股東之總股息達73港仙。此外，誠如二零零五年六月十七日所公佈，董事局現正考慮將本公司在中策之投資權益所帶來之價值，作為另一可能分發派付予股東。然而，現階段並未就有關可能分派之結構及時間有所定案。作出有關分派以至分派之結構及時間取決於多項條件，且僅屬可能進行事項。

暫停辦理本公司股東登記手續

本公司將於二零零五年九月十四日至二零零五年九月十六日(首尾兩日包括在內)暫停辦理本公司股東登記手續，期內將不會登記任何本公司股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背面或另頁之過戶表格，最遲須於二零零五年九月十三下午四時正前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

管理層討論及分析

財務表現及狀況回顧

於截至二零零五年三月三十一日止財政年度，本集團錄得綜合營業額約3,588,000,000港元(二零零四年：3,382,000,000港元)，相比去年增加約6%。增加主要由於本集團之庫務投資業務增加所致。

年內，過往幾年金融危機與樓市低迷導致建築合約利潤微薄之時終告過去。本集團之毛利上升130%至約225,000,000港元(二零零四年：98,000,000港元)，成績叫人鼓舞，而毛利率約為綜合營業額之6%，經營溢利約為54,000,000港元，而去年則錄得約77,000,000港元之經營虧損。本集團之經營溢利包括：(i)建築及其他承包業務之收益淨額約72,000,000港元(二零零四年：41,000,000港元虧損)；(ii)物業投資之收益淨額約23,000,000港元(二零零四年：15,000,000港元)；(iii)庫務投資之收益淨額約8,000,000港元(二零零四年：無)；(iv)利息收入約52,000,000港元(二零零四年：37,000,000港元)；及(v)企業業務之虧損淨額約101,000,000港元(二零零四年：88,000,000港元)。

本年度內，本集團出售了手上所有剩餘的Downer股權並錄得收益約536,000,000港元(二零零四年：179,000,000港元)。此項收益已部份用作抵銷約16,000,000港元(二零零四年：26,000,000港元)之攤佔中策及Downer權益所致虧損。攤佔聯營公司及共同控制機構業績錄得溢利約81,000,000港元(二零零四年：143,000,000港元)，較去年減少約44%，主要由於本年度內進一步出售於Downer之權益所致。此外，本集團於二零零五年一月透過股份配售來出售保華建築集團有限公司之部份權益，本集團因此而錄得約68,000,000港元收益。由於出售Downer股份及攤佔Downer業績所帶來之強勁溢利貢獻，本集團取得本年度稅前溢利約534,000,000港元(二零零四年：209,000,000港元)。本年度溢利約523,000,000港元(二零零四年：164,000,000港元)，而每股基本盈利則為38.6港仙(二零零四年：14.6港仙)。

與本集團上年度結束時之財政狀況相比，本集團之總資產增加了約46%至約7,111,000,000港元(二零零四年：4,862,000,000港元)，而流動資產淨值則增加了約132%至近2,073,000,000港元(二零零四年：895,000,000港元)。流動資產因而有所改善，由去年相當於流動負債之1.6倍增加至2.1倍，而去年之淨負債情況於本年度結束時，已變為淨現金水平。主要由於出售Downer之權益及澳元貶值，導致匯兌儲備減少近84,000,000港元。計入扣除已派發股息41,000,000港元之溢利淨額約523,000,000港元，股東資金增加了15%至年結日近3,180,000,000港元，即每股2.3港元(二零零四年：每股2.1港元)。

經營業務之現金流出淨額約為82,000,000港元(二零零四年：77,000,000港元)，而投資及融資之現金流入淨額則約為1,096,000,000港元(二零零四年：96,000,000港元)，導致本年度之現金出現

於本年度結束後，保華建築集團再取得總值約1,315,000,000港元之工程合約。

保華建築集團之毛利正處於升軌並可望持續。憑藉其為客戶提供設計及建築方案而建立之深厚客戶關係，保華建築集團正提升其價值鏈至項目管理服務。保華建築集團不斷實行嚴控成本措施，故其各業務分部之表現可望取得滿意之改善。

港口及基建發展項目－保華基建

本集團持有54%權益之中國南通市洋口深水港大宗散貨深水碼頭年內進展良好。此港口位於南通市東岸，填海面積達42平方公里，並為江蘇東岸唯一天然港。洋口港位處長江河口要津，地點適中，具備成為中國其中一個最大貨物轉運腹地之條件，將能配合具策略性商品(如原油燃氣、煤、礦產、農產品、化工品以及紙漿紙張等)的大宗散貨之快速增長需要。

洋口港之相關技術可行性、策略定位研究及初步設計發展已獲完成，本集團亦已取得使用42平方公里填海所得土地發展碼頭之海域使用權，首階段約21平方公里土地之填海工程已大致完成。至今，保華基建已與當地中方合作夥伴按六四比例注資約30,000,000美元。另中國建設銀行已批出人民幣70,000,000元之初步建築融資。

物業投資

於二零零五年三月三十一日，撇除自用物業，本集團物業投資組合之總值約達546,000,000港元(二零零四年：515,000,000港元)，相當於本集團總資產約8%(二零零四年：11%)。物業投資組合主要包括本集團位於香港觀塘之總部保華企業中心。於二零零五年三月三十一日，保華企業中心之整體租金均較去年上升，而佔用率則維持在97%左右(二零零四年：94%)，成績不俗。於本年度，23,000,000港元(二零零四年：15,000,000港元)之經營溢利為來自物業投資業務。

庫務投資

於二零零五年三月三十一日，本集團之投資證券總值約達173,000,000港元，相當於本集團總資產約2%。於二零零五年三月三十一日，應收高收益貸款組合達約668,000,000港元(二零零四年：557,000,000港元)，相當於本集團總資產約9%(二零零四年：11%)。本年度，8,000,000港元(二零零四年：無)之經營溢利來自庫務投資業務，錄得利息收入52,000,000港元(二零零四年：37,000,000港元)。

主要聯營公司

Downer

二零零四年十一月，根據與本公司於二零零三年四月訂立之認購選擇權協議及繼後於二零零四年十一月二十九日訂立之結算協議，由Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份。本集團因該出售事項變現約73,000,000港元，並錄得除稅及開支後純利約5,000,000港元。

二零零四年十二月，本集團以每股4.55澳元將其全部餘下56,200,000股Downer股份權益出售予多名獨立第三方。本集團因該出售事項進一步變現約1,504,000,000港元，並錄得除稅及開支後純利約531,000,000港元。

本集團在此等出售事項後不再持有Downer任何股份權益。

中策

二零零五年三月，本公司與一名獨立第三方就以每股0.193港元出售135,000,000股中策股份(佔其現有股本約15.4%)訂立買賣協議，合計總代價達26,100,000港元。於出售事項完成時，本集團於中策之持股權益將由約29.4%減至約14%，而中策將不再為本公司之聯營公司。

出售事項須待(其中包括)中策之股本重組(其中包括將兩股現有股份合併為一股合併股份等)及集團重組(涉及中策向股東實物分派其若干資產)完成後方可作實。錦興集團有限公司(「錦興」)將而提出自願性全面收購建議(「錦興收購建議」)以收購根據集團重組獲分派之資產。根據此項收購建議，本公司將有權收取一股錦興股份達1.80港元(按每1股中策合併股份所收取)，或錦興按每5股中策合併股份所發行面值15港元之一份可換股債券。有關股本重組、集團重組及錦興收購建議之詳情，股東可參閱中策、錦興及若干其他方於二零零五年四月十九日發表之聯合公佈。

本公司在現階段尚未就是否接納錦興收購建議或接納建議項下之選擇權(如屬接納錦興收購建議之情況)得出任何確切意向。此外，董事局現正考慮將本公司在中策之投資權益所帶來之價值，作為一項可能分發派付予股東。

展望

隨著本集團減持Downer之投資，集團之工程及建築服務業務將純透過保華建築進行，而保華建築將致力落實於不同地區市場之增長策略，並主力開拓內地市場。

中國之港口及基建行業正在飛快發展。趁此大好形勢，保華基建將繼續洋口深水碼頭之設計發展，並落實有關目標商品之策略。有關在42平方公里填海所得土地上興建工業園之總規劃工作定於二零零五年內完成，隨之便會展開出售土地儲備之初步市場推廣工作。本集團打算收購更多大宗散貨碼頭，在長江建立起完備之轉運網絡，以配合洋口深水碼頭。預期本集團將調撥大量資源以配合本集團此項新的核心業務方針。

在排除意外情況下，本集團有能力應付日後之挑戰。

重大收購及出售

根據本集團於二零零四年三月就天網重組計劃訂立之協議，本集團之建築、工程及混凝土產品業務全部權益已售予天網以換取天網約95%股權。緊隨二零零五年一月完成後，本集團以股份配售方式減持其於天網之權益，以恢復天網之公眾持股量，並錄得收益約68,000,000港元。

為突顯本身之新身分及業務焦點，天網遂經重新包裝並易名為保華建築集團有限公司。作為獨立上市公司，保華建築將能獨立於本公司而落實其謀求國內外增長與擴張之策略。

出售本集團於Downer之全部權益及建議出售中策權益等事項已於前文講述。

流動資金、資本來源、資本結構及資本負債比率

本集團就其整體業務營運採納審慎之資金及財資政策，設有多項信貸作為其所需之營運資金。本年度內，本集團取得人民幣70,000,000元之新借銀行貸款作為集團旗下從事港口發展之中國附

營業額：

	二零零五年			二零零四年		
	對外 千港元	分部之間 千港元	總計 千港元	對外 千港元	分部之間 千港元	總計 千港元
建築及其他承包業務：						
樓宇建築工程	2,227,525	11,942	2,239,467	2,421,787	22,169	2,443,956
土木工程	683,599	—	683,599	463,440	—	463,440
專項工程	336,559	134,433	470,992	448,849	76,384	525,233
	3,247,683	146,375	3,394,058	3,334,076	98,553	3,432,629
物業投資	69,072	16,532	85,604	48,390	15,635	64,025
庫務投資	271,260	—	271,260	—	—	—
對銷	—	(162,907)	(162,907)	—	(114,188)	(114,188)
	3,588,015	—	3,588,015	3,382,466	—	3,382,466

經營溢利(虧損)貢獻：

	二零零五年 千港元	二零零四年 千港元
建築及其他承包業務：		
樓宇建築工程	46,446	(35,045)
土木工程	15,269	(5,632)
專項工程	10,215	(4)
	71,930	(40,681)
物業投資	22,889	14,898
庫務投資	8,159	—
利息收入	52,236	37,300
應收聯營公司款項之撥備	(40,504)	(21,526)
未分配企業開支	(61,072)	(67,237)
	53,638	(77,246)

地區分類：
本集團之營業額按地區市場分析如下：

	二零零五年 千港元	二零零四年 千港元
香港	3,476,116	3,292,897
中華人民共和國及澳門	111,899	89,569
	3,588,015	3,382,466

3. 其他經營收入

	二零零五年 千港元	二零零四年 千港元
利息收入	52,236	37,300
出售上市其他投資之淨收益	—	3,892
其他	283	36
	52,519	41,228

4. 經營溢利(虧損)
下列之經營溢利(虧損)乃扣除物業、機械及設備之折舊及攤銷後得出：

	二零零五年 千港元	二零零四年 千港元
自置資產	52,584	75,674
減：撥作在建工程資本之款項	(1,546)	(4,008)
撥作發展中項目資本之款項	(599)	—
	50,439	71,666

5. 攤佔聯營公司業績
中策集團有限公司(「中策」)(一間於香港聯合交易所有限公司(「香港聯交所」)上市之公司，其財政年度結束日期為十二月三十一日)於二零零三年九月三十日成為本集團之主要聯營公司。Downer EDI Limited(「Downer」)(一間於澳洲證券交易所及新西蘭證券交易所上市之公司，其財政年度結束日期為六月三十日)自二零零四年十二月起不再是本集團之主要聯營公司。由於本集團攤佔業績採用權益法時僅可查閱及採用中策及Downer已刊發之財務資料，因此，本集團攤佔中策及Downer本年度及上年度之業績，乃分別根據中策二零零四年一月一日至二零零四年十二月三十一日及二零零三年十月一日至二零零三年十二月三十一日之年度／期間業績及業績，以及Downer於二零零四年一月一日至二零零四年十二月三十一日及二零零三年一月一日至二零零三年十二月三十一日止年度之業績及業績計算。

6. 稅項

	二零零五年 千港元	二零零四年 千港元
稅項支出包括：		
香港利得稅：		
本年度	—	—
以往年度準備不足	21	166
	21	166
海外稅項	5,035	3,322
遞延稅項	(28,828)	(6,832)
本公司及其附屬公司應佔稅項	(23,772)	(3,344)
攤佔聯營公司業績之稅項	35,413	49,022
攤佔共同控制機構業績之稅項	171	—
	11,812	45,678

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率17.5%(二零零四年：17.5%)計算。

海外稅項根據各有關司法權區之稅率計算。

7. 股息

	二零零五年 千港元	二零零四年 千港元
已付二零零五年中期股息－每股1.5港仙(二零零四年：1.0港仙)	20,538	10,937
已宣派二零零五年特別股息－每股70.0港仙(二零零四年：已付29.0港仙)	957,177	317,174
擬派二零零五年末期股息－每股1.5港仙(二零零四年：1.5港仙)	20,511	20,179
	998,226	348,290
已付二零零四年末期股息－每股1.5港仙(二零零三年：1.0港仙)	20,179	10,727

於二零零五年六月十七日，董事局議決宣派特別現金股息每股70港仙。所宣派之特別現金股息乃參照1,367,395,436股已發行股份計算。

本年度建議之以股代息選擇現金選擇權之末期股息數額乃參照1,367,395,436股已發行股份計算。

約1,014,000,000港元(二零零四年：19,000,000港元)之淨增加。

於二零零五年三月三十一日之簡明綜合資產負債表如下：

	二零零五年 千港元	二零零四年 千港元
非流動資產		
投資物業、物業、機械及設備	827,044	932,633
發展中項目	1,806,466	—
商譽	61,646	13,831
聯營公司及共同控制機構權益	391,690	1,441,525
其他非流動資產	21,226	69,676
	3,108,072	2,457,665
流動資產		
應收客戶合約工程款項	185,188	273,210
持作出售物業	91,278	—
應收賬款、訂金及預付款項	1,586,246	1,212,340
證券投資	173,284	39,374
短期銀行存款、銀行結餘及現金	1,254,556	250,255
其他流動資產	712,692	629,484
	4,003,244	2,404,663
流動負債		
應付客戶合約工程款項	435,198	456,140
應付賬款及應計費用	1,074,468	856,298
一名少數股東貸款	104,833	—
一年內到期之銀行借款	289,960	44,048
其他流動負債	25,452	152,913
	1,929,911	1,509,399
流動資產淨值	2,073,333	895,264
總資產減流動負債	5,181,405	3,352,929
少數股東權益	535,895	10,448
非流動負債		
一年後到期之銀行借款	300,000	517,000
一名少數股東貸款	241,000	—
長期服務金準備	1,727	1,727
遞延稅項負債	923,020	52,882
	1,465,747	571,609
資產淨值	3,179,763	2,770,872
資本及儲備		
股本	136,920	134,525
儲備	3,042,843	2,636,347
	3,179,763	2,770,872

簡明綜合現金流動表如下：

	二零零五年 千港元	二零零四年 千港元
用於經營業務之現金淨額	(82,266)	(77,235)
來自投資業務之現金淨額	814,270	495,826
來自(用於)融資活動之現金淨額	282,361	(399,375)
現金及現金等值項目增加	1,014,365	19,216
承前現金及現金等值項目	233,207	213,991
結轉現金及現金等值項目	1,247,572	233,207
現金及現金等值項目結餘分析：		
短期銀行存款、銀行結餘及現金	1,254,556	250,255
透支	(6,984)	(17,048)
	1,247,572	233,207

業務回顧
建築及承包業務 — 保華建築
本集團在天網(國際集團)有限公司(「天網」，一家於香港聯交所上市之公司)之資產與債務重組方案(「天網重組方案」)於二零零五年一月完成時，其於建築、工程及混凝土產品業務之全部權益已注入天網，而天網亦自此易名為保華建築集團有限公司(「保華建築」)。透過保華建築及其附屬公司(「保華建築集團」)，本集團繼續從事建築及其他承包業務，包括樓宇建築工程、土木工程及專項工程。

於本年度，保華建築集團錄得毛利近192,000,000港元，而去年則錄得毛利約68,000,000港元。本年度之除稅後溢利淨額為80,000,000港元，去年則錄得虧損淨額62,000,000港元。

於本年度，取得總應佔價值約2,978,000,000港元之新合約。與上一個財政年度結束時比較，於本年度結束時之餘下工程價值減少8%至約4,521,000,000港元。於二零零五年三月三十一日持有之工程合約資料如下：

	於二零零五年三月三十一日持有工程合約價值 百萬港元	於二零零五年三月三十一日餘下工程價值 百萬港元
樓宇建築工程	4,788	3,244
土木工程	1,557	775
專項工程	878	502
	7,223	4,521

屬公司的一般營運資金用途。本集團又從一名少數股東取得一筆241,000,000港元須於一年後償還之貸款，以供收購附屬公司權益之用。本集團貸款乃按市場息率計息，還款期由一年至三年不等。於二零零五年三月三十一日，本集團借款共達約831,000,000港元(二零零四年：561,000,000港元)，其中290,000,000港元(二零零四年：44,000,000港元)須於一年內償還，另541,000,000港元(二零零四年：517,000,000港元)須於一年後償還。於二零零五年三月三十一日之現金結餘約為1,255,000,000港元(二零零四年：250,000,000港元)。

於二零零五年三月三十一日，本集團借款中有765,000,000港元(二零零四年：561,000,000港元)按浮動息率計息並以港元為單位。本集團借款中有66,000,000港元(二零零四年：無)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.26(二零零四年：0.20)。該項比率乃根據本集團831,000,000港元(二零零四年：561,000,000港元)之總借款及3,180,000,000港元(二零零四年：2,771,000,000港元)之股東資金計算。

或然負債
於二零零五年三月三十一日，本集團就仍然有效之建築合約履約擔保書有約310,000,000港元(二零零四年：623,000,000港元)之或然負債。

資產抵押
於二零零五年三月三十一日，本集團總值約753,000,000港元(二零零四年：669,000,000港元)之若干物業及投資證券，與本公司若干附屬公司之已發行股本連同於若干建築合約之利益已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。

承擔
於二零零五年三月三十一日，本集團就收購若干股本投資及若干物業、機械及設備而分別錄得約共48,000,000港元(二零零四年：451,000,000港元)及約91,000,000港元(二零零四年：無)之已訂約但並未於財務報表撥備之開支。

僱員數目、酬金政策及購股權計劃
如計及本集團之董事，於二零零五年三月三十一日，本集團共聘用約1,163名(二零零四年：1,230名)全職僱員。酬金包括薪金及按表現個別發放之年終花紅。為感謝僱員一直以來之支持及貢獻，年內本集團已發放獎金。

年內，根據本公司於二零零二年八月二十七日採納之購股權計劃合共授出44,200,000份購股權，授權其持有人以2.20港元(涉及22,100,000份購股權)及1.94港元(涉及22,100,000份購股權)之行使價，認購合共44,200,000股本公司股份。

購買、出售或贖回上市證券
於截至二零零五年三月三十一日止年度內，本公司或其任何附屬公司概無購回、贖回或出售任何本公司之上市證券。

遵守最佳應用守則
除非執行董事無固定任期，須按照本公司公司細則在股東週年大會上輪值告退外，本公司董事概不知悉有任何資料足以合理地顯示本公司現時或於截至二零零五年三月三十一日止年度之會計期間任何時間並無遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載(二零零五年一月一日前)之最佳應用守則。根據過渡安排，最佳應用守則仍適用於二零零五年一月一日前開始之會計期間之業績公佈披露。

建議更改公司名稱
為突顯本集團之新業務，董事局建議將本公司之英文名稱改為「PYI Corporation Limited」；並採納「保華集團有限公司」為供識別用途之中文名稱。

更改名稱建議須待下列條件達成後，方可作實：

(a) 獲本公司股東於應屆股東週年大會上通過特別決議案批准；及

(b) 獲百慕達公司註冊處處長批准。

載有(其中包括)建議更改本公司名稱之通函，將連同二零零五年年報一併寄予本公司各股東。

建議修訂公司細則
由於上市規則於近期修訂有關落實企業管治常規守則，董事局亦建議本公司股東於應屆股東週年大會上批准特別決議以修訂本公司之公司細則之有關條文，從而與上述修訂看齊。載有(其中包括)建議修訂本公司公司細則詳情之通函，將連同二零零五年年報一併寄予本公司各股東。

董事局革新
根據本公司之公司細則第87(1)及87(2)條，陳佛恩先生、張漢傑先生、張定球先生及周奐華女士將於應屆股東週年大會上退任，而彼等將不會膺選連任。

由二零零五年七月二十二日營業時間結束時起，陳國強博士將辭任主席一職，而將由現任獨立非執行董事周明權博士繼任。另一方面，陳佛恩先生將辭任董事總經理一職，而將由劉高原先生繼任。此外，陳國強博士將調任為本公司之非執行董事。

新任主席周明權博士將肩負為強化獨立管理之董事局及配合現時之公司企業管治準則及標準，而開展及實行進一步的相關措施。

致謝
董事局謹藉此機會感謝陳國強博士及陳佛恩先生多年來分別以主席及董事總經理身份領導本公司，以及感謝諸位退任董事對本公司之寶貴貢獻，董事局同時亦熱烈歡迎周明權博士及劉高原先生在董事局擔當新職位。

董事局亦謹此感謝股東之鼎力支援、管理層及全體員工之竭誠服務，以及本集團之客戶、顧問及業務夥伴之寶貴貢獻。

詳盡財務資料
載有上市規則附錄十六第45(1)至45(3)段所規定本公司全部財務及其他相關資料將於稍後在香港聯交所網頁登載。此項規定於二零零四年三月三十一日前生效，惟根據過渡安排仍適用於二零零四年七月一日之前開始之會計期間。

一般資料
於本公佈日期，董事局包括：

執行董事：
陳國強博士(主席)
劉高原先生(副主席)
陳佛恩先生(董事總經理)
周奐華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

代表董事局
主席
陳國強博士

香港，二零零五年七月二十二日

* 僅供識別